
05002997


JAN 3 1 2005
WASH, D.C.
213
SECTION

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IMH Assets Corp.	**0001017447**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, January 27, 2005, Series 2005-1	**333-117817**

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IMH ASSETS CORP.



By: ______________________
Name: Richard J. Johnson
Title: EVP, CFO

Dated: January 27th, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction

Computational Materials

Impac CMB Trust Series 2005-1 and Impac CMB Grantor Trusts 2005-1-1 through 8

COLLATERALIZED ASSET-BACKED BONDS and COLLATERALIZED ASSET-BACKED GRANTOR TRUST CERTIFICATES, SERIES 2005-1

$1,250,000,000
(Approximate)

IMH Assets Corp.
Depositor

Impac Mortgage Holdings, Inc.
Seller

Impac Funding Corporation
Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities nor the issuer of the securities makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation to the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive computational materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Structural Term Sheet | **Date Prepared: January 21, 2005**

$1,250,000,000 (Approximate)
IMH Assets Corp., Collateralized Asset-Backed Bonds and Collateralized Asset-Backed Grantor Trust Certificates, Series 2005-1

Class[1][2]	Approximate Security Balance [3]	Tranche Type	WAL (Yrs.) Call/Mat [4][5]	Modified Duration (Yrs.) Call/Mat [4][5]	Payment Window (Mos.) Call/Mat [4][5]	Expected Rating (Moody's / S&P / DBRS) [6]	Last Scheduled Payment Date
1-A-1	$491,420,000	Floating Rate Super Senior	2.28 / 2.77	2.18 / 2.58	1 - 55 / 1 - 179	Aaa / AAA / [AAA]	April. 2035
1-A-2	$54,602,000	Floating Rate Support Senior	2.28 / 2.77	2.18 / 2.58	1 - 55 / 1 - 179	Aaa / AAA / [AAA]	April. 2035
2-A-1	$390,682,000	Floating Rate Super Senior	Not Offered Herein			Aaa / AAA / [AAA]	
2-A-2	$97,671,000	Floating Rate Support Senior	2.29 / 2.77	2.18 / 2.58	1 - 55 / 1 - 179	Aaa / AAA / [AAA]	April. 2035
A-IO	$1,250,000,000	NAS	NA / NA	NA / NA	2-6 / 2-6	Aaa / AAA / [AAA]	April. 2035
M-1 [7]	$78,125,000	Floating Rate Mezzanine	2.28 / 2.77	2.17 / 2.57	1 - 55 / 1 - 179	Aa1/AA+/ [AA high]	April. 2035
M-2 [7]	$55,625,000	Floating Rate Mezzanine	2.28 / 2.77	2.17 / 2.57	1 - 55 / 1 - 179	Aa2 / AA/ [AA]	April. 2035
M-3 [7]	$28,750,000	Floating Rate Mezzanine	2.28 / 2.77	2.17 / 2.56	1 - 55 / 1 - 179	Aa3 / AA-/ [AA low]	April. 2035
M-4 [7]	$15,625,000	Floating Rate Mezzanine	2.28 / 2.77	2.16 / 2.55	1 - 55 / 1 - 179	A1 / A+/ [A high]	April. 2035
M-5 [7]	$15,625,000	Floating Rate Mezzanine	2.28 / 2.77	2.16 / 2.55	1 - 55 / 1 - 179	A2 / A / [A]	April. 2035
M-6 [7]	$12,500,000	Floating Rate Mezzanine	2.28 / 2.77	2.15 / 2.54	1 - 55 / 1 - 179	A3 / A- / [A low]	April. 2035
B	$9,375,000	Floating Rate Subordinate	2.28 / 2.77	2.13 / 2.50	1 - 55 / 1 - 179	Baa1 / BBB+/ [BBB high]	April. 2035
Total:	**$1,250,000,000**						

(1) The Class 1-A-1 and Class 1-A-2 Bonds (together, the "Class 1-A Bonds") are backed by the cash flows from the Group 1 Mortgage Loans and the Class 2-A-1 *(which are not offered herein)* and Class 2-A-2 Bonds (together, the "Class 2-A Bonds") are backed by the cash flows from the Group 2 Mortgage Loans. The Class A-IO Certificates and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (collectively, the "Class M Certificates") and the Class B Certificates (together, with the Class M Certificates, the "Subordinate Certificates") are backed by the cash flows from the Group 1 and Group 2 Mortgage Loans. Under limited circumstances, as described under "Priority of Payments" below, Cash Flows from one Loan Group may be used to cover Realized Losses in the other Loan Group.
(2) The Offered Securities (other than the Class A-IO Certificates) are subject to a cap equal to the least of (i) 11.25% per annum for the Class 1-A Bonds, Class 2-A Bonds and Subordinate Certificates and (ii) the applicable Available Funds Rate (as described below).
(3) The bond and certificate balances are subject to a +/-5% variance.
(4) The Offered Securities (other than the Class A-IO Certificates) are priced to call. In the event that an optional clean-up call (as described below) does not occur on the earliest possible date, (i) the margin for the Class 1-A and Class 2-A Bonds will increase 2.0x, and (ii) the respective margins for the Class M Certificates and the Class B Bond will increase 1.5x.
(5) Based on the collateral prepayment assumptions described under "Pricing Prepayment Speed" herein.
(6) Rating agency contacts: Standard & Poor's, David Glehan, (212) 438-7324; Moody's, Eric Fellows, (212) 553-1728; DBRS, Ken Higgins (212) 635-3409.
(7) The Class A-IO Certificates will be divided into two components (each a "Class A-IO Component") and each class of Subordinate Certificates will be divided into two components (each a "Subordinate Component"), each entitled to distributions from the related mortgage loan group, as more fully described in the prospectus supplement.

Trust:	Impac CMB Trust Series 2005-1.
Seller:	Impac Mortgage Holdings, Inc. or an affiliate thereof.
Depositor:	IMH Assets Corp.
Master Servicer:	Impac Funding Corporation.
Sub-Servicers:	Commencing on or before March 1, 2005, GMAC Mortgage Corporation, or an affiliate thereof, will act as sub-servicer with respect to substantially all of the adjustable rate Mortgage Loans deposited into the Trust on the Closing Date and, with respect to the adjustable rate Subsequent Mortgage Loans, no later than three months after the date of transfer. Commencing on or before the Closing Date, Countrywide Home Loans Servicing LP will act as sub-servicer with respect to substantially all of the fixed rate mortgage loans deposited into the Trust on the Closing Date and, with respect to the fixed rate Subsequent Mortgage Loans, no later than three months after the date of transfer.
Underwriter:	Countrywide Securities Corporation (Lead Manager), Bear Stearns & Co. Inc. (Co-Manager) and UBS Securities LLC (Co-Manager).
Indenture Trustee/Custodian:	Deutsche Bank National Trust Company.
Owner Trustee:	Wilmington Trust Company.
Offered Securities:	The "Offered Securities" will consist of (i) the Class 1-A-1 and Class 1-A-2 Bonds (collectively, the "Class 1-A Bonds"), (ii) the Class 2-A-1 *(which are not offered herein)* and Class 2-A-2 Bonds (collectively, the "Class 2-A Bonds"), (iii) the Class A-IO Certificates, (iii) the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (together, the "Class M Certificates") and (iv) the Class B Certificates (together with the Class M Certificates, the "Subordinate Certificates").
Owner Trust Certificates:	The Trust will also issue Owner Trust Certificates representing the beneficial ownership interest in the Trust. The Owner Trust Certificates are not offered hereby.
Registration:	The Offered Securities will be available in book-entry form through DTC.
ERISA Eligibility:	The Offered Securities are expected to be eligible for purchase by or on behalf of employee benefit plans subject to the Employee Retirement Income Security Act of 1974 and plans subject to Section 4975 of the Internal Revenue Code of 1986, subject to certain conditions.
SMMEA Eligibility:	The Offered Securities will not constitute "mortgage related securities" for purposes of SMMEA.
Sample Pool Calculation Date:	January 1, 2005.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of January 1, 2005, or the origination date of such Mortgage Loan.
Cut-off Date Balance:	The aggregate scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date.

Expected Pricing Date:	January [21], 2005.
Expected Closing Date:	January [28], 2005.
Payment Date:	The 25th day of each month (or, if such day is not a business day, the next succeeding business day) commencing in February 2005.
Accrued Interest:	The price to be paid by investors for the Class 1-A Bonds, Class 2-A Bonds and Subordinate Certificates will not include accrued interest thru the Closing Date (i.e., settling flat). The price to be paid by investors for the Class A-IO Certificates will include interest up to, but not including, the Closing Date.
Interest Accrual Period:	With respect to the Class 1-A Bonds, Class 2-A Bonds and Subordinate Certificates and any Payment Date, the period commencing from the preceding Payment Date (or, in the case of the first Payment Date, from the Closing Date) through the day preceding such Payment Date (on an actual/360 basis). With respect to the Class A-IO Certificates and any payment date, the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 day basis).
Due Date:	With respect to the Mortgage Loans, the first day of each calendar month.
Optional Termination:	Subject to any restrictions set forth in the transaction documents, the terms of the transaction allow for a clean-up call with respect to the Bonds and the Subordinate Certificates, which may be exercised upon the earlier of (i) any Payment Date on which the outstanding aggregate principal balance of the Mortgage Loans is less than or equal to 20% of the sum of the Group 1 original Pre-Funded Amount, the Group 2 original Pre-Funded Amount and the Cut-off Date Balance, and (ii) the Payment Date occurring in January 2015.
Pricing Prepayment Speed:	The Offered Securities will be priced based on (i) with respect to the adjustable-rate first lien Mortgage Loans, 30% CPR and (ii) with respect to the fixed rate first lien Mortgage Loans, 100% PPC, which assumes 10.00% CPR in month 1, an additional 1/11th of 15.00% CPR for each month thereafter, building to 25% CPR in month 12 and remaining constant at 25% CPR thereafter.
Mortgage Loans:	The Trust will include mortgage loans having an aggregate principal balance as of the Sample Pool Calculation Date (the "Sample Pool Calculation Date Balance") of approximately $1,250,002,278, of which: (a) approximately $642,047,952 and $17,797,757 respectively, consist of a pool of adjustable-rate first lien and fixed-rate first lien residential mortgage loans, respectively, that may or may not conform to Fannie Mae or Freddie Mac loan limits (the "Group 1 Mortgage Loans") and (b) approximately $576,240,222 and $13,916,348 respectively, consist of a pool of adjustable-rate first lien and fixed-rate first lien residential mortgage loans, respectively, that conform to Fannie Mae or Freddie Mac loan limits (the "Group 2 Mortgage Loans" and together, with the Group 1 Mortgage Loans, the "Mortgage Loans"). The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials. The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date, and do not include additional Mortgage

Loans expected to be included in the Trust on the Closing Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.

Group 1 Original Pre-Funded Amount: A deposit of not more than $164,961,250 (the "Group 1 Original Pre-Funded Amount") will be made to a pre-funding account (the "Group 1 Pre-Funding Account") on the Closing Date for the benefit of the Class 1-A Bonds and the Subordinate Certificates. From the Closing Date to no later than April 29, 2005 (the "Funding Period"), the Group 1 Pre-Funded Amount on deposit in the Group 1 Pre-Funding Account will be used to purchase subsequent Group 1 Mortgage Loans (the "Group 1 Subsequent Mortgage Loans"). Any portion of the Group 1 Original Pre-Funded Amount remaining on the last day of the Funding Period will be distributed, pro rata, as a prepayment of principal on the Class 1-A Bonds and the Subordinate Certificates on the immediately following Payment Date.

Group 1 Pre-Funded Amount: The amount on deposit in the Group 1 Pre-Funding Account on any date of determination.

Group 2 Original Pre-Funded Amount: A deposit of not more than $147,538,750 (the "Group 2 Original Pre-Funded Amount") will be made to a pre-funding account (the "Group 2 Pre-Funding Account") on the Closing Date for the benefit of the Class 2-A Bonds and the Subordinate Certificates. During the Funding Period, the Group 2 Pre-Funded Amount on deposit in the Group 2 Pre-Funding Account will be used to purchase subsequent Group 2 Mortgage Loans (the "Group 2 Subsequent Mortgage Loans"). Any portion of the Group 2 Original Pre-Funded Amount remaining on the last day of the Funding Period will be distributed, pro rata, as a prepayment of principal on the Class 2-A Bonds and the Subordinate Certificates on the immediately following Payment Date.

Group 2 Pre-Funded Amount: The amount on deposit in the Group 2 Pre-Funding Account on any date of determination.

Interest Rate: The Interest Rate on the Offered Securities (other than the Class A-IO Certificates) for any Payment Date will be equal to the least of (a) one-month LIBOR plus the margin for such Class (subject to increase in the event that the Optional Termination is not exercised, as described above), (b) the applicable Available Funds Rate, and (c) a fixed cap of 11.25%.

The Class A-IO Certificates will accrue interest based on (i) the Notional Balance set forth below and (ii) the rates set forth below (the "Class A-IO Interest Rate"):

Period	Notional Balance	Rate
1	$1,250,000,000	0.00%
2	$1,186,829,271	1.50%
3	$1,099,349,173	1.50%
4	$1,018,316,110	1.50%
5	$943,254,797	1.50%
6	$873,725,325	1.50%

Premium Rate:	Approximately 11.29% and 10.01%, respectively, of the Group 1 Mortgage Loans and Group 2 Mortgage Loans, by Sample Pool Calculation Date Balance, are covered by lender-paid mortgage insurance policies. The "Group 1 Premium Rate" for any period will equal the premium rate of each insured Group 1 Mortgage Loan for that period expressed as a weighted average rate for all the Group 1 Mortgage Loans. The "Group 2 Premium Rate" for any period will equal the premium rate of each insured Group 2 Mortgage Loan for that period expressed as a weighted average rate for all the Group 2 Mortgage Loans. The Group 1 Premium Rate and Group 2 Premium Rate of the Sample Pool is approximately 0.148% and 0.153%, respectively.
Group 1 Net Mortgage Rate:	The "Group 1 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 1 Mortgage Loans minus the sum of (a) a weighted average sub-servicing fee rate (which is expected to be approximately 0.3720% as of the Closing Date), (b) a master servicing fee rate of 0.0300%, (c) a combined indenture trustee and owner trustee fee rate of approximately 0.0029%, (d) the Group 1 Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Group 1 Mortgage Loans and the Group 1 Pre-Funded Amount (in the case of (d), weighted on the basis of the principal balances of the related Group 1 Mortgage Loans as of the prior due period).
Group 2 Net Mortgage Rate:	The "Group 2 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 2 Mortgage Loans minus the sum of (a) a weighted average sub-servicing fee rate (which is expected to be approximately 0.3720% as of the Closing Date), (b) a master servicing fee rate of 0.0300%, (c) a combined indenture trustee and owner trustee fee rate of approximately 0.0029%, (d) the Group 2 Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Group 2 Mortgage Loans and the Group 2 Pre-Funded Amount (in the case of (d), weighted on the basis of the principal balances of the related Group 2 Mortgage Loans as of the prior due period).
Group 1 Available Funds Rate:	For any Payment Date, the "Group 1 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the excess of (i) the Group 1 Net Mortgage Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Group 1 Mortgage Loans and Group 1 Pre-Funded Amount as of the end of the prior Payment Period divided by (y) the sum of the aggregate principal balance of the Class 1-A Bonds and the Subordinate Components related to the Group 1 Mortgage Loans immediately prior to such Payment Date, over (ii) the Class A-IO Interest Rate multiplied by a fraction equal to (x) the applicable Class A-IO Component Notional Balance divided by (y) the sum of the aggregate principal balance of the Class 1-A Bonds and the Subordinate Components related to the Group 1 Mortgage Loans immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.
Group 2 Available Funds Rate:	For any Payment Date, the "Group 2 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the excess of (i) the Group 2 Net Mortgage Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Group 2 Mortgage Loans and Group 2 Pre-Funded Amount as of the end of the prior Payment Period divided by (y) the sum of the aggregate principal balance of the Class 2-A Bonds and the Subordinate Components related to the Group 2 Mortgage Loans

immediately prior to such Payment Date, over (ii) the Class A-IO Interest Rate multiplied by a fraction equal to (x) the applicable Class A-IO Component Notional Balance divided by (y) the sum of the aggregate principal balance of the Class 2-A Bonds and the Subordinate Components related to the Group 2 Mortgage Loans immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Subordinate Available Funds Rate: For any Payment Date, the "Subordinate Available Funds Rate," as expressed on a per annum basis, will equal the weighted average of the Group 1 Available Funds Rate and the Group 2 Available Funds Rate, weighted on the basis of the unpaid principal balance of the related Subordinate Components.

Available Funds Rate: The Group 1 Available Funds Rate, the Group 2 Available Funds Rate, or the Subordinate Available Funds Rate.

Basis Risk Shortfall Carryforward: Any shortfalls in interest payments on a Class of Offered Securities (other than the Class A-IO Certificates) resulting from any excess of (a) interest at the lesser of (i) LIBOR plus the related margin and (ii) 11.25%, over (b) the respective Available Funds Rate (any such shortfalls, "Basis Risk Shortfall Amounts"), to the extent not covered by the Derivative Contracts (as defined below), will be paid in the current month or carried forward for payment on subsequent Payment Dates, together with accrued interest thereon, to the extent of amounts available from Excess Cash Flow, as described under "Priority of Payments" below. Basis Risk Shortfall Amounts and Basis Risk Shortfall Carryforward are referred to collectively herein as "Basis Risk Amounts."

Derivative Contracts: The Trust will include interest rate derivative contracts for the benefit of the Class 1-A Bonds, Class 2-A Bonds, and Subordinate Certificates (the "Derivative Contracts"). The Derivative Contracts will have an initial aggregate notional balance of $784,063,494 on January 25, 2005 and will increase for one period, then decline thereafter. Payments received on the Derivative Contracts (net of any liabilities relating thereto) will be available to pay the Class 1-A Bonds, Class 2-A Bonds and the Subordinate Bonds any Basis Risk Amounts, first *pro rata* to the Class 1-A and Class 2-A Bonds, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates and last to the Class B Certificates any Basis Risk Amounts relating to the Class 1-A Bonds, the Class 2-A Bonds and the Subordinate Certificates. Any amounts received on the Derivative Contracts remaining after payment of Basis Risk Amounts relating to the Class 1-A Bonds, the Class 2-A Bonds and the Subordinate Certificates will be available to pay the Class 1-A Bonds, the Class 2-A Bonds and the Subordinate Certificates in the same priority as described under "Priority of Payments." None of the Derivative Contracts will have a remaining term in excess of 61 months.

In any given period, the aggregate notional balance of the Derivative Contracts will not exceed the aggregate principal balance of the Class 1-A Bonds, the Class 2-A Bonds and the Subordinate Certificates.

Credit Enhancement: The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support against Realized Losses for some or all of the Offered Securities, as the case may be:

Class	Moody's/S&P/DBRS	Subordination (after required target is reached)*
1-A	Aaa / AAA / [AAA]	17.65%
2-A	Aaa / AAA / [AAA]	17.65%
M-1	Aa1 / AA+ / [AA high]	11.40%
M-2	Aa2 / AA / [AA]	6.95%
M-3	Aa3 / AA- / [AA low]	4.65%
M-4	A1 / A+ / [A high]	3.40%
M-5	A2 / A / [A]	2.15%
M-6	A3 / A- / [A low]	1.15%
B	Baa1 / BBB+/ [BBB high]	0.40%

* Subordination for each Class of Bonds and each Class of Certificates is based on the related Loan Group. Class 1-A consists of the Class 1-A-1 and Class 1-A-2 Bonds. Class 2-A consists of the Class 2-A-1 and Class 2-A-2 Bonds.

1. Overcollateralization. The required initial Overcollateralization will be zero and will remain at zero through the Payment Date occurring in July 2005 after which time the required target Overcollateralization (the "Overcollateralization Target Amount") will increase to 0.40% of the sum of the aggregate Cut-off Date Balance of the Mortgage Loans (such balance the "Cut-off Date Balance") and the Pre-Funded Amount (approximately $[312,500,000]). The required Overcollateralization amount does not stepdown.

2. Excess Cash Flow. "Excess Cash Flow" for any Payment Date will be equal to the available funds remaining after priorities 1 and 2 under "Priority of Payments" below.

3. Subordination. The related component of the Subordinate Certificates will provide subordination to the Class 1-A Bonds and Class 2-A Bonds, as described under *"Realized Losses"* below. The Class 1-A-2 Bonds will provide additional subordination to the Class 1-A-1 Bonds only, to the extent described under *"Realized Losses"* below. The Class 2-A-2 Bonds will provide additional subordination to the Class 2-A-1 Bonds only, to the extent described under *"Realized Losses"* below.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance of such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Realized Losses will, in effect, be absorbed first by Excess Cash Flow, and then by the reduction of overcollateralization (if any).

With respect to the Mortgage Loans, following the reduction of the Overcollateralization to zero, all allocable Realized Losses will be applied to the Subordinate Certificates, beginning with the Class B Certificates, then to the Class M-6 Certificates, then to the Class M-5 Certificates, then to the Class M-4 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates, then to the Class M-1 Certificates and, thereafter, pro rata (i) with respect to the Group 1 Mortgage Loans, to the Class 1-A Bonds, *pro rata*, based on their then unpaid principal balance; provided, however, that any losses allocable to the Class 1-A-1 Bonds will instead be applied to the Class 1-A-2 Bonds until the Class 1-A-2 Bonds have been reduced to zero (ii) with respect to the Group 2 Mortgage Loans, to the Class 2-A Bonds, *pro rata*, based on their then unpaid principal balance; provided, however, that any losses allocable to the Class 2-A-1 Bonds will instead be applied to the Class 2-A-2 Bonds until the Class 2-A-2 Bonds have been reduced to zero. Any Realized Losses allocated to the Subordinate Certificates, Class 1-A

Bonds and Class 2-A Bonds will not bear interest and will be reimbursed as provided below in *"Priority of Payments"*.

Allocated Realized Loss Amount:

With respect to any class of Bonds and any Payment Date, an amount equal to the sum of any related Realized Loss allocated to that class of Bonds on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Date.

Principal Distributions:

Principal collected on the Mortgage Loans will be distributed on each Payment Date, *pro rata*, between (a) the Class 1-A Bonds (generally, from principal collected on the Group 1 Mortgage Loans) and the Class 2-A Bonds (generally, from principal collected on the Group 2 Mortgage Loans) and (b) the Subordinate Certificates (from principal collected on the Mortgage Loans) (such amount the "Principal Distribution Amount").

Priority of Payments:

Available funds from the Mortgage Loans (which are net of any servicing, master servicing, indenture trustee and owner trustee fees, Net Derivative Fees and private mortgage insurance premium fees) will be distributed generally as follows:

1. Interest funds, first, (i) concurrently, (a) from collections related to the Group 1 Mortgage Loans, to the Class 1-A Bonds and the related Class A-IO Component, concurrently, and (b) from collections related to the Group 2 Mortgage Loans, to the Class 2-A Bonds and the related Class A-IO Component, concurrently, and second, (ii) from collections on the Mortgage Loans, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 Certificates and Class B Certificates;
2. From available funds, on a pro rata basis, the related Principal Distribution Amount to the Class 1-A Bonds, Class 2-A Bonds and the Subordinate Certificates;
3. Excess Cash Flow, following the distributions described in clause 2 above, pro rata as principal (i) concurrently, to the Class 1-A Bonds and the Class 2-A Bonds and (ii) pro rata, to the Subordinate Certificates, to restore Overcollateralization to the required Overcollateralization Target amount; provided, however, that Excess Cash Flow from Group 1 will not be applied as principal to the Class 2-A Bonds and Group 2 components of the Subordinate Certificates and Excess Cash Flow from Group 2 will not be applied as principal to the Class 1-A Bonds and Group 1 components of the Subordinate Certificates, until the related Overcollateralization Target Amount has first been reached;
4. Any remaining Excess Cash Flow, following the distributions described in Clause 3 above, first, concurrently (i) to the Class 1-A Bonds, *pro rata*, based on the related Allocated Realized Loss Amounts previously allocated but unreimbursed, to the Class 1-A Bonds; provided, however, that any amounts payable to the Class 1-A-2 Bonds will first be used to reduce unpaid Allocated Realized Loss Amounts related to the Class 1-A-1 Bonds (if any) and, (ii) to the Class 2-A Bonds, pro rata, based on the related Allocated Realized Loss Amounts previously allocated but unreimbursed, to the Class 2-A Bonds; provided however, that any amounts payable to the Class 2-A-2 Bonds will first be used to reduced unpaid Allocated Realized Loss Amounts related to the Class 2-A-1 Bonds (if any), and second, sequentially to the related component of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 Certificates and then to the Class B Certificates, in respect of Allocated Realized Loss Amounts;
5. Any remaining Excess Cash Flow, following the distributions described in Clause 4 above, (i) concurrently, to each component of the Class A-IO Certificates, the Class

1-A Bonds and Class 2-A Bonds and (ii) sequentially, to each component of the Class M-1, Class M-2, Class M-3, Class M-4 , Class M-5, Class M-6 Certificates and then to the Class B Certificates to cover any unpaid interest shortfall amounts.

6. Any remaining Excess Cash Flow, following the distributions described in clause 5 above, first, (i) concurrently, to the Class 1-A Bonds and Class 2-A Bonds and, second, (ii) sequentially, to the each component of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 Certificates and then to the Class B Certificates, to cover any Basis Risk Amounts which are not covered by payments received in respect of the Derivative Contracts;
7. Any remaining Excess Cash Flow, following the distributions described in clause 6 above, to the Owner Trust Certificates.

[DM Tables, Available Funds Rate Schedule and Collateral Tables to follow]

Impac CMB Trust Series 2005-1, Class 1-A-1

Price-DM Sensitivity Report

Settlement:	1/28/05
Class Balance:	$491,420,000
Pass-Thru Margin (pre-step-up):	0.250%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	25	25	25	25	25
WAL (yr)	9.67	2.92	2.28	1.39	1.09
MDUR (yr)	8.47	2.76	2.18	1.35	1.06
First Prin Pay	Feb05	Feb05	Feb05	Feb05	Feb05
Last Prin Pay	Jan15	Nov10	Aug09	Oct07	Mar07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	36	29	29	29	29
WAL (yr)	20.56	3.55	2.77	1.69	1.32
MDUR (yr)	15.18	3.25	2.58	1.62	1.27
First Prin Pay	Feb05	Feb05	Feb05	Feb05	Feb05
Last Prin Pay	Dec34	Oct23	Dec19	Apr14	Mar12

Impac CMB Trust Series 2005-1, Class 1-A-2

Price-Yield Sensitivity Report

Settlement:	1/28/05
Class Balance:	$54,602,000
Pass-Thru Margin (pre-step-up):	0.300%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	30	30	30	30	30
WAL (yr)	9.67	2.92	2.28	1.39	1.09
MDUR (yr)	8.45	2.75	2.18	1.35	1.06
First Prin Pay	Feb05	Feb05	Feb05	Feb05	Feb05
Last Prin Pay	Jan15	Nov10	Aug09	Oct07	Mar07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	43	35	35	35	35
WAL (yr)	20.56	3.55	2.77	1.69	1.32
MDUR (yr)	15.09	3.24	2.58	1.62	1.27
First Prin Pay	Feb05	Feb05	Feb05	Feb05	Feb05
Last Prin Pay	Dec34	Oct23	Dec19	Apr14	Mar12

Impac CMB Trust Series 2005-1, Class A-IO

Price-Yield Sensitivity Report

Settlement:	1/28/05
Class Balance:	$1,250,000,000
Coupon	1.500%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
Yield @ 0.50898	2.00	2.00	2.00	2.00	2.00
MDUR (yr)	0.31	0.31	0.31	0.31	0.31

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
Yield @ 0.50898	2.00	2.00	2.00	2.00	2.00
MDUR (yr)	0.31	0.31	0.31	0.31	0.31

Impac CMB Trust Series 2005-1, Class 2-A-2

Price-DM Sensitivity Report

Settlement:	1/28/05
Class Balance:	$97,671,000
Pass-Thru Margin (pre-step-up):	0.300%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	30	30	30	30	30
WAL (yr)	9.64	2.93	2.29	1.39	1.10
MDUR (yr)	8.42	2.76	2.18	1.35	1.07
First Prin Pay	Feb05	Feb05	Feb05	Feb05	Feb05
Last Prin Pay	Jan15	Nov10	Aug09	Oct07	Mar07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	43	34	35	35	35
WAL (yr)	20.50	3.54	2.77	1.70	1.33
MDUR (yr)	15.04	3.24	2.58	1.62	1.28
First Prin Pay	Feb05	Feb05	Feb05	Feb05	Feb05
Last Prin Pay	Dec34	Sep23	Dec19	Apr14	Mar12

Impac CMB Trust Series 2005-1, Class M-1

Price-DM Sensitivity Report

Settlement:	1/28/05
Class Balance:	$78,125,000
Pass-Thru Margin (pre-step-up):	0.470%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	47	47	47	47	47
WAL (yr)	9.66	2.92	2.28	1.39	1.09
MDUR (yr)	8.36	2.74	2.17	1.35	1.06
First Prin Pay	Feb05	Feb05	Feb05	Feb05	Feb05
Last Prin Pay	Jan15	Nov10	Aug09	Oct07	Mar07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	57	50	51	51	51
WAL (yr)	20.53	3.55	2.77	1.69	1.32
MDUR (yr)	14.82	3.22	2.57	1.62	1.27
First Prin Pay	Feb05	Feb05	Feb05	Feb05	Feb05
Last Prin Pay	Dec34	Oct23	Dec19	Apr14	Mar12

Impac CMB Trust Series 2005-1, Class M-2

Price-DM Sensitivity Report

Settlement:	1/28/05
Class Balance:	$55,625,000
Pass-Thru Margin (pre-step-up):	0.500%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	50	50	50	50	50
WAL (yr)	9.66	2.92	2.28	1.39	1.09
MDUR (yr)	8.34	2.74	2.17	1.35	1.06
First Prin Pay	Feb05	Feb05	Feb05	Feb05	Feb05
Last Prin Pay	Jan15	Nov10	Aug09	Oct07	Mar07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	61	54	54	54	54
WAL (yr)	20.53	3.55	2.77	1.69	1.32
MDUR (yr)	14.77	3.22	2.57	1.61	1.27
First Prin Pay	Feb05	Feb05	Feb05	Feb05	Feb05
Last Prin Pay	Dec34	Oct23	Dec19	Apr14	Mar12

Impac CMB Trust Series 2005-1, Class M-3

Price-DM Sensitivity Report

Settlement: 1/28/05
Class Balance: $28,750,000
Pass-Thru Margin (pre-step-up): 0.550%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	55	55	55	55	55
WAL (yr)	9.66	2.92	2.28	1.39	1.09
MDUR (yr)	8.32	2.74	2.17	1.34	1.06
First Prin Pay	Feb05	Feb05	Feb05	Feb05	Feb05
Last Prin Pay	Jan15	Nov10	Aug09	Oct07	Mar07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	67	59	59	60	60
WAL (yr)	20.53	3.55	2.77	1.69	1.32
MDUR (yr)	14.69	3.22	2.56	1.61	1.27
First Prin Pay	Feb05	Feb05	Feb05	Feb05	Feb05
Last Prin Pay	Dec34	Oct23	Dec19	Apr14	Mar12

Impac CMB Trust Series 2005-1, Class M-4

Price-DM Sensitivity Report

Settlement:	1/28/05
Class Balance:	$15,625,000
Pass-Thru Margin (pre-step-up):	0.770%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	77	77	77	77	77
WAL (yr)	9.66	2.92	2.28	1.39	1.09
MDUR (yr)	8.23	2.72	2.16	1.34	1.06
First Prin Pay	Feb05	Feb05	Feb05	Feb05	Feb05
Last Prin Pay	Jan15	Nov10	Aug09	Oct07	Mar07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	93	83	83	83	83
WAL (yr)	20.53	3.55	2.77	1.69	1.32
MDUR (yr)	14.34	3.19	2.55	1.61	1.27
First Prin Pay	Feb05	Feb05	Feb05	Feb05	Feb05
Last Prin Pay	Dec34	Oct23	Dec19	Apr14	Mar12

Impac CMB Trust Series 2005-1, Class M-5

Price-DM Sensitivity Report

Settlement:	1/28/05
Class Balance:	$15,625,000
Pass-Thru Margin (pre-step-up):	0.800%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	80	80	80	80	80
WAL (yr)	9.66	2.92	2.28	1.39	1.09
MDUR (yr)	8.22	2.72	2.16	1.34	1.06
First Prin Pay	Feb05	Feb05	Feb05	Feb05	Feb05
Last Prin Pay	Jan15	Nov10	Aug09	Oct07	Mar07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	97	86	86	87	87
WAL (yr)	20.53	3.55	2.77	1.69	1.32
MDUR (yr)	14.29	3.19	2.55	1.60	1.27
First Prin Pay	Feb05	Feb05	Feb05	Feb05	Feb05
Last Prin Pay	Dec34	Oct23	Dec19	Apr14	Mar12

Impac CMB Trust Series 2005-1, Class M-6

Price-DM Sensitivity Report

Settlement:	1/28/05
Class Balance:	$12,500,000
Pass-Thru Margin (pre-step-up):	0.870%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	87	87	87	87	87
WAL (yr)	9.66	2.92	2.28	1.39	1.09
MDUR (yr)	8.19	2.71	2.15	1.34	1.06
First Prin Pay	Feb05	Feb05	Feb05	Feb05	Feb05
Last Prin Pay	Jan15	Nov10	Aug09	Oct07	Mar07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	105	93	94	94	94
WAL (yr)	20.53	3.55	2.77	1.69	1.32
MDUR (yr)	14.18	3.18	2.54	1.60	1.26
First Prin Pay	Feb05	Feb05	Feb05	Feb05	Feb05
Last Prin Pay	Dec34	Oct23	Dec19	Apr14	Mar12

Impac CMB Trust Series 2005-1, Class B

Price-DM Sensitivity Report

Settlement:	1/28/05
Class Balance:	$9,375,000
Pass-Thru Margin (pre-step-up):	1.400%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	140	140	140	140	140
WAL (yr)	9.66	2.92	2.28	1.39	1.09
MDUR (yr)	7.97	2.68	2.13	1.33	1.05
First Prin Pay	Feb05	Feb05	Feb05	Feb05	Feb05
Last Prin Pay	Jan15	Nov10	Aug09	Oct07	Mar07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	168	150	150	151	151
WAL (yr)	20.53	3.55	2.77	1.69	1.32
MDUR (yr)	13.42	3.13	2.50	1.59	1.25
First Prin Pay	Feb05	Feb05	Feb05	Feb05	Feb05
Last Prin Pay	Dec34	Oct23	Dec19	Apr14	Mar12

[Available Funds Rate Schedule and Collateral Tables to follow]

Class 1-A Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	3.60	3.60
2	3.32	10.63
3	3.28	10.80
4	3.49	11.20
5	3.69	11.58
6	3.96	12.03
7	5.15	13.37
8	5.19	13.54
9	5.33	13.78
10	5.33	13.86
11	5.51	14.12
12	5.53	14.20
13	5.60	14.33
14	5.89	14.70
15	5.68	14.52
16	5.79	14.68
17	5.75	14.70
18	5.86	14.89
19	5.81	14.90
20	5.82	14.95
21	5.92	15.10
22	5.88	15.09
23	6.00	15.31
24	6.75	13.97
25	6.73	11.17
26	7.28	11.36
27	6.73	10.79
28	6.94	11.04
29	6.82	10.95
30	7.14	11.57
31	6.99	11.51
32	7.00	11.54
33	7.19	11.77
34	7.02	11.60
35	7.23	11.94
36	7.06	10.98
37	7.10	11.04
38	7.53	11.58
39	7.11	11.08
40	7.33	11.36
41	7.15	11.19
42	7.40	11.85
43	7.21	11.70
44	7.22	11.72
45	7.44	12.01
46	7.24	11.76
47	7.47	12.06
48	7.36	11.86
49	7.39	11.91
50	8.08	12.81
51	7.42	11.96
52	7.65	12.27
53	7.47	12.05
54	7.76	12.38
55	7.58	12.14

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month LIBOR, 6-Month LIBOR and 1-Year LIBOR forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR, 6-Month LIBOR and 1-Year LIBOR curves instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

Class 2-A Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	2.93	2.93
2	3.44	10.76
3	3.39	10.90
4	3.61	11.30
5	3.79	11.66
6	4.05	12.09
7	5.26	13.44
8	5.30	13.61
9	5.44	13.85
10	5.44	13.93
11	5.61	14.18
12	5.65	14.27
13	5.71	14.41
14	6.02	14.79
15	5.79	14.60
16	5.92	14.76
17	5.87	14.76
18	5.98	14.96
19	5.92	14.97
20	5.94	15.03
21	6.04	15.18
22	5.97	15.15
23	6.11	15.35
24	6.80	14.00
25	7.06	11.57
26	7.65	11.80
27	7.07	11.19
28	7.27	11.42
29	7.10	11.27
30	7.37	11.91
31	7.23	11.99
32	7.24	12.02
33	7.44	12.27
34	7.26	12.07
35	7.48	12.40
36	7.34	11.48
37	7.45	11.76
38	7.90	12.36
39	7.47	11.80
40	7.69	12.09
41	7.48	11.86
42	7.74	12.54
43	7.56	12.49
44	7.57	12.51
45	7.80	12.83
46	7.59	12.55
47	7.82	12.89
48	7.70	12.67
49	7.77	12.75
50	8.49	13.75
51	7.80	12.80
52	8.03	13.13
53	7.83	12.86
54	8.14	13.22
55	7.97	12.99

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month LIBOR, 6-Month LIBOR and 1-Year LIBOR forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR, 6-Month LIBOR and 1-Year LIBOR curves instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

Subordinate Class Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	3.28	3.28
2	3.38	10.69
3	3.33	10.85
4	3.55	11.25
5	3.74	11.62
6	4.00	12.06
7	5.20	13.41
8	5.24	13.57
9	5.38	13.81
10	5.38	13.89
11	5.56	14.15
12	5.58	14.24
13	5.65	14.37
14	5.95	14.74
15	5.73	14.55
16	5.85	14.72
17	5.81	14.73
18	5.91	14.92
19	5.86	14.93
20	5.87	14.99
21	5.98	15.14
22	5.92	15.12
23	6.05	15.33
24	6.77	13.99
25	6.89	11.36
26	7.46	11.57
27	6.89	10.98
28	7.10	11.22
29	6.95	11.10
30	7.25	11.73
31	7.10	11.73
32	7.11	11.76
33	7.31	12.01
34	7.13	11.82
35	7.35	12.15
36	7.19	11.22
37	7.27	11.38
38	7.70	11.95
39	7.28	11.42
40	7.50	11.71
41	7.30	11.51
42	7.56	12.18
43	7.38	12.07
44	7.39	12.09
45	7.61	12.40
46	7.41	12.13
47	7.64	12.45
48	7.52	12.24
49	7.57	12.30
50	8.27	13.25
51	7.60	12.36
52	7.83	12.68
53	7.64	12.43
54	7.94	12.78
55	7.76	12.54

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month LIBOR, 6-Month LIBOR and 1-Year LIBOR forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR, 6-Month LIBOR and 1-Year LIBOR curves instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from

$1,250,002,278 Aggregate Arm and Fixed Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

			Range
Total Number of Loans		4,348	
Total Outstanding Balance		$1,250,002,278	
Average Loan Balance		$287,489	$12,399 to $1,998,000
WA Mortgage Rate		5.822%	2.250% to 12.750%
WA Mortgage Rate Net LPMI		5.672%	2.250% to 12.750%
Net WAC		5.267%	1.842% to 12.467%
ARM Characteristics			
WA Gross Margin		3.952%	1.500% to 9.375%
WA Months to First Roll		31	1 to 119
WA First Periodic Cap		2.971%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.134%	1.000% to 2.710%
WA Lifetime Cap		11.726%	8.250% to 17.625%
WA Lifetime Floor		4.036%	1.500% to 10.625%
WA Original Term (months)		360	180 to 360
WA Remaining Term (months)		357	12 to 360
WA Age (months)		2	0 to 74
WA LTV		75.46%	18.01% to 100.00%
WA FICO		693	
WA DTI%		38.57%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		70.84%	
Prepay Moves Exempted	Soft	26.76%	
	Hard	44.08%	
	No Prepay	29.16%	
	Unknown	0.00%	

Top 5 States		Top 5 Prop Types		Top 5 Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	62.62%	SFR	62.86%	REDUCED	60.49%	PUR	51.44%	OWNER	78.37%	0	29.16%
FL	7.88%	PUD	17.60%	FULL/ALT	25.25%	REFI/CO	33.30%	INV HM	17.80%	6	1.14%
AZ	3.32%	CND	8.89%	NISA	3.85%	REFI	15.26%	2ND HM	3.83%	7	0.62%
NV	2.76%	2-4 FAMILY	8.66%	SISA	3.83%					12	12.92%
VA	2.28%	CNDP	1.69%	NINA	3.53%					24	36.30%
										30	0.01%
										36	10.85%
										42	0.01%
										48	0.03%
										60	8.96%

$1,250,002,278 Aggregate Arm and Fixed Rate Mortgage Loans

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
15Yr Fixed	$1,300,632	19	0.10	$68,454	9.315	112.54	666	76.75
20Yr Fixed	$73,957	1	0.01	$73,957	9.750	167.00	718	95.00
30Yr Fixed	$29,210,174	296	2.34	$98,683	9.801	288.91	674	85.96
30/15 Fixed Balloon	$1,129,341	15	0.09	$75,289	9.905	117.53	657	86.15
30Y LIB1M	$7,696,868	23	0.62	$334,646	5.579	359.35	681	72.26
30Y LIB1M - IO	$18,507,450	46	1.48	$402,336	4.860	358.40	718	72.91
30Y LIB6M	$15,249,686	54	1.22	$282,402	6.349	359.27	668	77.74
30Y LIB6M - IO	$98,653,289	309	7.89	$319,266	5.152	359.02	704	73.70
30Y LIB12M	$3,762,598	17	0.30	$221,329	6.305	359.31	666	79.12
30Y LIB12M - IO	$12,174,062	49	0.97	$248,450	4.942	358.71	703	76.59
2/28 LIB6M	$108,957,702	449	8.72	$242,667	6.461	358.98	677	78.20
2/28 LIB6M - IO	$508,499,009	1,645	40.68	$309,118	5.949	359.17	680	78.65
3/27 LIB6M	$29,772,067	111	2.38	$268,217	6.087	358.77	681	74.58
3/27 LIB6M - IO	$113,897,563	387	9.11	$294,309	5.434	359.41	711	72.27
3/1 LIB12M	$5,641,267	8	0.45	$705,158	3.831	351.68	719	74.50
3/1 LIB12M - IO	$11,258,974	13	0.90	$866,075	3.945	352.42	758	65.69
5/25 LIB6M	$49,113,736	173	3.93	$283,894	5.666	359.24	706	69.63
5/25 LIB6M - IO	$203,886,462	661	16.31	$308,452	5.445	359.45	710	70.81
5/1 LIB12M	$566,024	2	0.05	$283,012	4.926	359.00	731	64.91
5/1 LIB12M - IO	$3,124,250	6	0.25	$520,708	4.881	359.77	735	78.76
7/23 LIB6M	$6,667,258	19	0.53	$350,908	5.113	359.56	727	65.44
7/23 LIB6M - IO	$16,821,509	39	1.35	$431,321	5.087	359.35	726	63.65
10/20 LIB6M - IO	$4,038,400	6	0.32	$673,067	6.054	358.98	714	61.73
	$1,250,002,278	**4,348**	**100.00**	**$287,489**	**5.822**	**356.97**	**693**	**75.46**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$1,769,579	44	0.14	$40,218	9.770	229.88	675	77.90
$50,000.01 - $100,000.00	$27,745,839	351	2.22	$79,048	7.669	318.22	695	78.82
$100,000.01 - $150,000.00	$82,973,217	658	6.64	$126,099	6.408	350.09	694	77.07
$150,000.01 - $200,000.00	$107,528,846	612	8.60	$175,701	5.931	356.51	696	75.22
$200,000.01 - $250,000.00	$115,177,798	514	9.21	$224,081	5.836	357.99	693	75.16
$250,000.01 - $300,000.00	$125,721,947	456	10.06	$275,706	5.861	358.67	690	75.42
$300,000.01 - $350,000.00	$138,355,626	424	11.07	$326,310	5.765	358.86	696	75.60
$350,000.01 - $400,000.00	$125,990,193	335	10.08	$376,090	5.782	359.21	689	76.78
$400,000.01 - $450,000.00	$105,202,675	248	8.42	$424,204	5.892	359.26	687	77.85
$450,000.01 - $500,000.00	$105,861,076	222	8.47	$476,852	5.696	359.15	690	75.79
$500,000.01 - $550,000.00	$78,478,457	150	6.28	$523,190	5.657	359.17	691	76.83
$550,000.01 - $600,000.00	$60,447,198	105	4.84	$575,688	5.595	359.08	689	75.47
$600,000.01 - $650,000.00	$51,656,995	82	4.13	$629,963	5.533	359.11	692	75.44
$650,000.01 - $700,000.00	$20,316,430	30	1.63	$677,214	5.338	359.54	682	70.35
$700,000.01 - $750,000.00	$37,375,643	51	2.99	$732,856	5.386	358.70	696	69.99
$750,000.01 - $800,000.00	$7,840,050	10	0.63	$784,005	5.639	358.90	706	74.44

$1,250,002,278 Aggregate Arm and Fixed Rate Mortgage Loans

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$800,000.01 - $850,000.00	$4,971,000	6	0.40	$828,500	5.240	359.49	688	69.97
$850,000.01 - $900,000.00	$7,943,060	9	0.64	$882,562	5.625	358.67	672	70.96
$900,000.01 - $950,000.00	$1,847,500	2	0.15	$923,750	5.248	359.50	698	74.98
$950,000.01 - $1,000,000.00	$26,628,496	27	2.13	$986,241	5.268	357.37	707	69.15
$1,000,000.01 - $1,050,000.00	$1,032,575	1	0.08	$1,032,575	3.875	352.00	729	57.36
$1,050,000.01 - $1,100,000.00	$2,177,500	2	0.17	$1,088,750	4.124	355.49	734	64.11
$1,250,000.01 - $1,300,000.00	$3,858,577	3	0.31	$1,286,192	5.070	359.00	757	64.32
$1,300,000.01 - $1,350,000.00	$2,639,000	2	0.21	$1,319,500	6.500	359.00	718	70.00
$1,350,000.01 - $1,400,000.00	$1,365,000	1	0.11	$1,365,000	4.000	352.00	743	66.58
$1,450,000.01 - $1,500,000.00	$1,500,000	1	0.12	$1,500,000	3.990	358.00	763	64.94
$1,550,000.01 - $1,600,000.00	$1,600,000	1	0.13	$1,600,000	5.125	360.00	686	59.26
$1,950,000.01 - $2,000,000.00	$1,998,000	1	0.16	$1,998,000	4.250	352.00	796	57.80
	$1,250,002,278	**4,348**	**100.00**	**$287,489**	**5.822**	**356.97**	**693**	**75.46**

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$1,171,085	30	0.09	$39,036	10.053	249.47	664	77.09
$50,000.01 - $100,000.00	$26,449,470	343	2.12	$77,112	7.596	322.23	696	78.50
$100,000.01 - $150,000.00	$83,891,315	673	6.71	$124,653	6.435	348.41	694	77.11
$150,000.01 - $200,000.00	$107,526,996	614	8.60	$175,125	5.931	356.08	696	75.30
$200,000.01 - $250,000.00	$115,667,412	517	9.25	$223,728	5.849	357.72	693	75.13
$250,000.01 - $300,000.00	$125,911,724	457	10.07	$275,518	5.868	358.58	690	75.50
$300,000.01 - $350,000.00	$138,305,211	424	11.06	$326,192	5.773	358.71	696	75.55
$350,000.01 - $400,000.00	$125,940,930	335	10.08	$375,943	5.790	359.22	689	76.84
$400,000.01 - $450,000.00	$105,601,577	249	8.45	$424,103	5.883	359.25	687	77.78
$450,000.01 - $500,000.00	$105,861,076	222	8.47	$476,852	5.696	359.15	690	75.79
$500,000.01 - $550,000.00	$78,478,457	150	6.28	$523,190	5.657	359.17	691	76.83
$550,000.01 - $600,000.00	$60,447,198	105	4.84	$575,688	5.595	359.08	689	75.47
$600,000.01 - $650,000.00	$51,656,995	82	4.13	$629,963	5.533	359.11	692	75.44
$650,000.01 - $700,000.00	$20,316,430	30	1.63	$677,214	5.338	359.54	682	70.35
$700,000.01 - $750,000.00	$37,375,643	51	2.99	$732,856	5.386	358.70	696	69.99
$750,000.01 - $800,000.00	$7,840,050	10	0.63	$784,005	5.639	358.90	706	74.44
$800,000.01 - $850,000.00	$4,971,000	6	0.40	$828,500	5.240	359.49	688	69.97
$850,000.01 - $900,000.00	$7,943,060	9	0.64	$882,562	5.625	358.67	672	70.96
$900,000.01 - $950,000.00	$1,847,500	2	0.15	$923,750	5.248	359.50	698	74.98
$950,000.01 - $1,000,000.00	$26,628,496	27	2.13	$986,241	5.268	357.37	707	69.15
$1,000,000.01 - $1,050,000.00	$1,032,575	1	0.08	$1,032,575	3.875	352.00	729	57.36
$1,050,000.01 - $1,100,000.00	$2,177,500	2	0.17	$1,088,750	4.124	355.49	734	64.11
$1,250,000.01 - $1,300,000.00	$3,858,577	3	0.31	$1,286,192	5.070	359.00	757	64.32
$1,300,000.01 - $1,350,000.00	$2,639,000	2	0.21	$1,319,500	6.500	359.00	718	70.00
$1,350,000.01 - $1,400,000.00	$1,365,000	1	0.11	$1,365,000	4.000	352.00	743	66.58
$1,450,000.01 - $1,500,000.00	$1,500,000	1	0.12	$1,500,000	3.990	358.00	763	64.94
$1,550,000.01 - $1,600,000.00	$1,600,000	1	0.13	$1,600,000	5.125	360.00	686	59.26
$1,950,000.01 - $2,000,000.00	$1,998,000	1	0.16	$1,998,000	4.250	352.00	796	57.80
	$1,250,002,278	**4,348**	**100.00**	**$287,489**	**5.822**	**356.97**	**693**	**75.46**

$1,250,002,278 Aggregate Arm and Fixed Rate Mortgage Loans

State								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$3,664,860	9	0.29	$407,207	5.216	359.07	727	72.81
AR	$339,408	3	0.03	$113,136	6.554	359.00	672	75.18
AZ	$41,457,330	222	3.32	$186,745	5.882	357.06	700	76.10
CA	$782,744,761	2,154	62.62	$363,391	5.619	358.90	693	74.79
CO	$19,315,581	82	1.55	$235,556	5.791	357.89	684	75.10
CT	$5,719,140	20	0.46	$285,957	5.751	351.20	701	68.13
DC	$3,449,592	12	0.28	$287,466	6.464	359.37	674	79.02
DE	$625,354	4	0.05	$156,338	7.555	318.81	662	78.23
FL	$98,541,654	515	7.88	$191,343	6.288	351.86	700	77.40
GA	$20,919,281	128	1.67	$163,432	5.832	351.63	707	78.88
HI	$14,021,575	37	1.12	$378,961	5.823	357.85	698	70.25
IA	$80,800	1	0.01	$80,800	6.875	360.00	743	80.00
ID	$1,936,550	6	0.15	$322,758	4.460	359.23	720	59.83
IL	$24,996,686	111	2.00	$225,195	6.417	357.96	675	78.92
IN	$2,102,764	16	0.17	$131,423	7.050	346.73	684	78.38
KS	$307,425	2	0.02	$153,713	5.712	358.49	665	84.89
KY	$202,200	2	0.02	$101,100	6.185	359.24	706	79.93
LA	$97,882	1	0.01	$97,882	4.990	360.00	722	79.67
MA	$8,467,598	26	0.68	$325,677	5.762	357.64	700	77.22
MD	$19,809,806	74	1.58	$267,700	6.012	356.78	677	75.81
ME	$775,365	4	0.06	$193,841	5.202	359.07	671	76.17
MI	$3,029,561	20	0.24	$151,478	6.118	348.50	690	78.27
MN	$5,902,057	32	0.47	$184,439	6.008	359.30	696	76.80
MO	$1,917,422	10	0.15	$191,742	6.309	355.30	692	76.73
MS	$1,079,337	7	0.09	$154,191	6.345	352.42	732	76.71
MT	$604,000	2	0.05	$302,000	6.250	359.00	674	80.00
NC	$6,273,815	40	0.50	$156,845	6.452	340.09	683	81.34
NE	$55,934	1	0.00	$55,934	9.500	271.00	747	58.00
NH	$601,998	4	0.05	$150,500	6.328	330.31	662	72.79
NJ	$26,356,249	104	2.11	$253,425	6.760	355.79	684	76.71
NM	$1,882,056	12	0.15	$156,838	7.366	338.13	703	82.04
NV	$34,524,200	134	2.76	$257,643	5.872	358.69	697	76.23
NY	$27,026,655	87	2.16	$310,651	6.377	350.38	691	77.18
OH	$4,006,835	23	0.32	$174,210	7.096	352.87	654	82.84
OK	$435,384	4	0.03	$108,846	9.884	294.60	662	78.27
OR	$8,668,329	41	0.69	$211,423	5.916	357.50	691	74.27
PA	$4,294,859	37	0.34	$116,077	7.494	324.18	666	80.38
RI	$1,322,725	7	0.11	$188,961	6.417	358.66	670	80.33
SC	$4,301,048	18	0.34	$238,947	5.584	357.90	693	68.38

$1,250,002,278 Aggregate Arm and Fixed Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SD	$122,000	1	0.01	$122,000	6.875	360.00	633	80.00
TN	$1,078,928	6	0.09	$179,821	7.921	351.77	664	91.80
TX	$11,102,406	90	0.89	$123,360	7.674	322.19	680	81.69
UT	$5,308,677	28	0.42	$189,596	5.813	355.65	697	77.86
VA	$28,456,808	107	2.28	$265,951	5.939	356.66	688	76.43
WA	$19,578,912	90	1.57	$217,543	5.569	358.38	687	72.25
WI	$2,173,374	10	0.17	$217,337	7.312	356.04	650	79.73
WV	$323,097	4	0.03	$80,774	7.996	330.58	682	84.96
	$1,250,002,278	**4,348**	**100.00**	**$287,489**	**5.822**	**356.97**	**693**	**75.46**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 20.00	$150,000	1	0.01	$150,000	4.750	358.00	813	18.01
20.01 - 25.00	$1,428,968	7	0.11	$204,138	4.989	359.35	750	23.01
25.01 - 30.00	$2,227,147	7	0.18	$318,164	4.850	358.52	715	28.04
30.01 - 35.00	$2,196,654	12	0.18	$183,055	5.715	353.13	712	32.95
35.01 - 40.00	$3,026,510	14	0.24	$216,179	4.787	357.98	726	37.13
40.01 - 45.00	$5,426,902	21	0.43	$258,424	5.525	355.07	692	42.53
45.01 - 50.00	$11,368,773	41	0.91	$277,287	4.982	357.52	713	48.26
50.01 - 55.00	$12,811,875	46	1.02	$278,519	4.905	356.96	715	52.87
55.01 - 60.00	$45,249,279	117	3.62	$386,746	5.144	357.31	704	58.29
60.01 - 65.00	$52,766,629	155	4.22	$340,430	5.140	358.44	700	63.48
65.01 - 70.00	$386,909,302	1,322	30.95	$292,670	5.294	359.32	705	69.68
70.01 - 75.00	$62,545,409	190	5.00	$329,186	5.822	356.54	687	73.92
75.01 - 80.00	$475,982,153	1,604	38.08	$296,747	5.948	357.98	691	79.81
80.01 - 85.00	$27,862,763	97	2.23	$287,245	6.543	354.47	654	84.03
85.01 - 90.00	$93,520,963	471	7.48	$198,558	7.455	344.03	665	89.67
90.01 - 95.00	$63,842,210	229	5.11	$278,787	6.849	354.37	673	94.62
95.01 - 100.00	$2,686,738	14	0.21	$191,910	6.908	356.15	682	98.22
	$1,250,002,278	**4,348**	**100.00**	**$287,489**	**5.822**	**356.97**	**693**	**75.46**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.000 - 2.499	$318,000	2	0.03	$159,000	2.250	357.97	781	75.16
2.500 - 2.999	$468,000	1	0.04	$468,000	2.990	358.00	745	80.00
3.000 - 3.499	$3,912,133	10	0.31	$391,213	3.309	354.65	750	72.57
3.500 - 3.999	$22,898,192	50	1.83	$457,964	3.788	356.08	736	67.97
4.000 - 4.499	$53,907,972	162	4.31	$332,765	4.206	357.82	726	67.14
4.500 - 4.999	$151,235,034	512	12.10	$295,381	4.758	359.14	721	69.37
5.000 - 5.499	$227,881,684	698	18.23	$326,478	5.222	359.43	707	70.90

$1,250,002,278 Aggregate Arm and Fixed Rate Mortgage Loans

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
5.500 - 5.999	$360,622,141	1,176	28.85	$306,651	5.733	359.22	691	75.09
6.000 - 6.499	$176,767,725	596	14.14	$296,590	6.211	359.18	673	79.45
6.500 - 6.999	$133,746,494	448	10.70	$298,541	6.706	359.12	668	81.67
7.000 - 7.499	$40,193,188	152	3.22	$264,429	7.205	359.29	671	84.95
7.500 - 7.999	$27,535,955	121	2.20	$227,570	7.712	358.53	663	83.79
8.000 - 8.499	$7,674,244	39	0.61	$196,775	8.168	353.91	675	87.83
8.500 - 8.999	$8,686,314	57	0.69	$152,391	8.724	328.02	673	85.15
9.000 - 9.499	$7,289,932	56	0.58	$130,177	9.223	309.62	663	85.66
9.500 - 9.999	$14,064,069	140	1.13	$100,458	9.702	285.17	673	86.61
10.000 - 10.499	$7,977,490	78	0.64	$102,276	10.183	286.22	662	89.05
10.500 - 10.999	$3,998,177	39	0.32	$102,517	10.659	291.66	649	88.44
11.000 - 11.499	$371,778	4	0.03	$92,944	11.280	327.74	644	89.02
11.500 - 11.999	$389,141	5	0.03	$77,828	11.675	225.15	632	84.76
12.500 - 12.999	$64,617	2	0.01	$32,308	12.750	241.73	570	78.64
	$1,250,002,278	**4,348**	**100.00**	**$287,489**	**5.822**	**356.97**	**693**	**75.46**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$785,756,764	2,752	62.86	$285,522	5.936	356.37	687	76.23
PUD	$219,952,757	730	17.60	$301,305	5.641	358.19	698	75.54
CND	$111,079,507	451	8.89	$246,296	5.606	357.77	707	74.87
2-4 FAMILY	$108,195,706	319	8.66	$339,171	5.629	358.25	700	71.59
CNDP	$21,128,275	76	1.69	$278,004	5.671	355.99	728	70.02
TWN	$3,492,925	18	0.28	$194,051	5.413	359.62	703	70.78
CNDH	$396,344	2	0.03	$198,172	6.454	346.25	740	70.76
	$1,250,002,278	**4,348**	**100.00**	**$287,489**	**5.822**	**356.97**	**693**	**75.46**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$643,001,091	2,425	51.44	$265,155	5.828	355.97	709	75.97
REFI/CO	$416,272,648	1,318	33.30	$315,837	5.798	358.19	673	73.28
REFI	$190,728,539	605	15.26	$315,254	5.854	357.72	682	78.52
	$1,250,002,278	**4,348**	**100.00**	**$287,489**	**5.822**	**356.97**	**693**	**75.46**

$1,250,002,278 Aggregate Arm and Fixed Rate Mortgage Loans

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OWNER	$979,651,748	3,266	78.37	$299,955	5.913	356.52	686	76.72
INV HM	$222,447,214	922	17.80	$241,266	5.495	358.96	714	70.99
2ND HM	$47,903,316	160	3.83	$299,396	5.493	357.02	726	70.50
	$1,250,002,278	**4,348**	**100.00**	**$287,489**	**5.822**	**356.97**	**693**	**75.46**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$2,346,891	35	0.19	$67,054	9.594	111.63	662	81.46
121 - 180	$470,389	7	0.04	$67,198	9.676	140.07	705	85.58
181 - 240	$928,009	12	0.07	$77,334	10.130	207.45	691	83.97
241 - 300	$26,690,013	266	2.14	$100,338	9.792	293.17	673	85.88
301 - 360	$1,219,566,976	4,028	97.57	$302,772	5.723	359.04	693	75.21
	$1,250,002,278	**4,348**	**100.00**	**$287,489**	**5.822**	**356.97**	**693**	**75.46**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$756,157,070	2,413	60.49	$313,368	5.739	358.74	694	75.28
FULL/ALT	$315,682,708	1,146	25.25	$275,465	5.500	358.81	690	75.49
NISA	$48,184,048	318	3.85	$151,522	8.007	326.71	688	82.63
SISA	$47,833,255	144	3.83	$332,175	6.044	354.64	684	73.49
NINA	$44,159,034	161	3.53	$274,280	6.081	355.95	713	68.98
NO RATIO	$31,008,031	136	2.48	$228,000	6.904	346.92	698	78.29
NAV	$6,978,132	30	0.56	$232,604	6.400	358.86	664	87.12
	$1,250,002,278	**4,348**	**100.00**	**$287,489**	**5.822**	**356.97**	**693**	**75.46**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Not Required	$2,727,049	15	0.22	$181,803	6.520	349.72	N/A	63.39
801 - 820	$11,180,047	40	0.89	$279,501	5.291	358.07	807	70.22
781 - 800	$44,892,272	154	3.59	$291,508	5.255	357.86	790	70.77
761 - 780	$84,491,551	280	6.76	$301,756	5.255	358.39	770	72.39
741 - 760	$103,792,596	358	8.30	$289,923	5.340	358.32	749	73.30
721 - 740	$127,551,821	445	10.20	$286,633	5.489	357.45	730	73.30
701 - 720	$148,714,959	548	11.90	$271,378	5.654	356.95	710	75.02
681 - 700	$188,272,417	664	15.06	$283,543	5.785	357.13	690	75.17
661 - 680	$170,833,700	585	13.67	$292,023	5.961	356.75	670	77.23
641 - 660	$176,236,952	586	14.10	$300,746	6.159	356.03	651	77.16

$1,250,002,278 Aggregate Arm and Fixed Rate Mortgage Loans

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
621 - 640	$117,482,850	408	9.40	$287,948	6.312	356.26	631	77.68
601 - 620	$61,245,449	212	4.90	$288,894	6.506	356.32	612	80.08
581 - 600	$8,651,563	35	0.69	$247,188	7.083	353.59	593	81.23
561 - 580	$1,786,822	8	0.14	$223,353	7.170	354.45	574	76.58
541 - 560	$1,586,348	7	0.13	$226,621	8.951	349.23	551	70.57
521 - 540	$211,842	2	0.02	$105,921	8.236	336.19	529	72.99
501 - 520	$344,041	1	0.03	$344,041	7.875	356.00	503	69.00
	$1,250,002,278	**4,348**	**100.00**	**$287,489**	**5.822**	**356.97**	**693**	**75.46**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$364,457,251	1,288	29.16	$282,964	5.879	355.79	698	75.78
6	$14,304,073	43	1.14	$332,653	5.505	359.21	698	70.72
7	$7,715,094	20	0.62	$385,755	5.228	358.49	735	64.91
12	$161,455,057	499	12.92	$323,557	5.528	359.08	697	72.42
24	$453,717,735	1,478	36.30	$306,981	5.878	359.15	682	77.82
30	$112,332	1	0.01	$112,332	7.500	358.00	692	90.00
36	$135,675,601	496	10.85	$273,540	5.595	358.67	701	72.79
42	$173,600	1	0.01	$173,600	6.375	359.00	658	80.00
48	$340,000	1	0.03	$340,000	5.000	359.00	736	53.13
60	$112,051,535	521	8.96	$215,070	6.189	346.51	703	73.90
	$1,250,002,278	**4,348**	**100.00**	**$287,489**	**5.822**	**356.97**	**693**	**75.46**

Range of Months to Roll

(Excludes 331 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 6	4	$140,107,294	432	11.50	$324,322	5.267	358.98	701	73.96
7 - 12	11	$16,934,860	68	1.39	$249,042	5.293	358.15	697	76.72
13 - 18	18	$656,142	4	0.05	$164,036	5.407	354.00	705	75.80
19 - 24	23	$615,802,369	2,088	50.55	$294,925	6.040	359.17	679	78.59
25 - 31	28	$17,515,510	22	1.44	$796,160	4.020	351.89	741	68.84
32 - 37	35	$143,054,360	497	11.74	$287,836	5.562	359.34	705	72.74
43 - 49	48	$600,000	2	0.05	$300,000	5.050	348.00	687	62.74
56 - 61	59	$256,090,472	840	21.02	$304,870	5.480	359.44	710	70.68
80 - 85	83	$23,488,767	58	1.93	$404,979	5.095	359.41	726	64.16
> 85	119	$4,038,400	6	0.33	$673,067	6.054	358.98	714	61.73
		$1,218,288,174	**4,017**	**100.00**	**$303,283**	**5.719**	**359.10**	**693**	**75.20**

$1,250,002,278 Aggregate Arm and Fixed Rate Mortgage Loans

Range of Margin (Excludes 331 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500 - 1.749	$766,000	1	0.06	$766,000	3.250	357.00	751	69.96
1.750 - 1.999	$794,227	3	0.07	$264,742	4.673	358.48	751	82.25
2.000 - 2.249	$1,990,245	7	0.16	$284,321	4.214	357.86	729	76.83
2.250 - 2.499	$156,486,396	420	12.84	$372,587	5.251	358.34	721	72.06
2.500 - 2.749	$8,247,151	26	0.68	$317,198	5.328	357.67	726	77.52
2.750 - 2.999	$52,740,105	160	4.33	$329,626	5.275	358.74	717	74.68
3.000 - 3.249	$50,369,246	173	4.13	$291,152	5.113	358.87	709	73.03
3.250 - 3.499	$186,798,001	652	15.33	$286,500	5.287	359.40	747	70.29
3.500 - 3.749	$113,640,644	394	9.33	$288,428	5.568	359.53	696	73.53
3.750 - 3.999	$305,619,255	1,069	25.09	$285,893	5.777	359.46	673	72.73
4.000 - 4.249	$10,917,483	35	0.90	$311,928	6.238	358.26	673	76.03
4.250 - 4.499	$15,280,965	56	1.25	$272,874	6.317	359.44	649	72.30
4.500 - 4.749	$8,065,433	31	0.66	$260,175	6.550	358.62	665	78.07
4.750 - 4.999	$3,462,338	12	0.28	$288,528	6.884	359.02	672	78.15
5.000 - 5.249	$16,823,657	60	1.38	$280,394	6.198	359.27	681	77.33
5.250 - 5.499	$6,207,347	23	0.51	$269,885	6.648	359.09	674	80.44
5.500 - 5.749	$10,844,353	46	0.89	$235,747	6.655	359.06	659	81.91
5.750 - 5.999	$145,211,450	464	11.92	$312,956	6.144	358.94	671	80.75
6.000 - 6.249	$68,907,238	212	5.66	$325,034	6.395	358.96	651	85.76
6.250 - 6.499	$36,755,733	105	3.02	$350,055	6.578	358.88	639	91.62
6.500 - 6.749	$7,211,915	22	0.59	$327,814	7.066	359.01	629	92.85
6.750 - 6.999	$7,744,055	31	0.64	$249,808	6.794	358.77	637	78.69
7.000 - 7.249	$1,257,184	5	0.10	$251,437	8.001	359.65	679	84.24
7.250 - 7.499	$881,611	4	0.07	$220,403	8.036	359.74	648	81.15
7.500 - 7.749	$356,433	2	0.03	$178,216	8.297	358.43	604	77.84
8.250 - 8.499	$85,500	1	0.01	$85,500	9.000	360.00	629	90.00
8.500 - 8.749	$658,040	2	0.05	$329,020	8.962	359.24	666	95.00
9.250 - 9.499	$166,170	1	0.01	$166,170	9.625	360.00	677	95.00
	$1,218,288,174	**4,017**	**100.00**	**$303,283**	**5.719**	**359.10**	**693**	**75.20**

Range of Maximum Rates (Excludes 331 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
8.000 - 8.499	$154,000	1	0.01	$154,000	2.250	359.00	793	70.00
8.500 - 8.999	$468,000	1	0.04	$468,000	2.990	358.00	745	80.00
9.000 - 9.499	$3,558,066	10	0.29	$355,807	3.445	354.31	752	71.54
9.500 - 9.999	$47,986,002	124	3.94	$386,984	4.499	357.53	723	71.26
10.000 - 10.499	$64,213,316	208	5.27	$308,718	4.402	357.94	724	69.41
10.500 - 10.999	$147,940,150	501	12.14	$295,290	4.826	359.16	720	69.24
11.000 - 11.499	$210,973,746	638	17.32	$330,680	5.221	359.47	707	70.47
11.500 - 11.999	$325,309,831	1,052	26.70	$309,230	5.722	359.24	692	74.71
12.000 - 12.499	$163,805,462	546	13.45	$300,010	6.190	359.20	675	79.24
12.500 - 12.999	$139,643,849	473	11.46	$295,230	6.568	359.15	667	81.39
13.000 - 13.499	$49,890,234	182	4.10	$274,122	6.907	359.26	667	83.89

$1,250,002,278 Aggregate Arm and Fixed Rate Mortgage Loans

Range of Maximum Rates (Excludes 331 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
13.500 - 13.999	$36,732,494	151	3.02	$243,262	7.375	359.12	666	84.66
14.000 - 14.499	$10,884,315	50	0.89	$217,686	7.780	359.06	668	87.69
14.500 - 14.999	$9,124,706	43	0.75	$212,202	8.362	359.07	650	84.86
15.000 - 15.499	$3,933,336	19	0.32	$207,018	8.711	359.23	652	86.68
15.500 - 15.999	$2,125,925	10	0.17	$212,593	9.551	359.52	632	86.12
16.000 - 16.499	$652,447	4	0.05	$163,112	9.769	359.44	607	87.64
16.500 - 16.999	$123,139	1	0.01	$123,139	9.500	360.00	580	80.00
17.000 - 17.499	$484,266	2	0.04	$242,133	10.627	360.00	594	79.52
17.500 - 17.999	$284,890	1	0.02	$284,890	10.625	360.00	555	79.17
	$1,218,288,174	**4,017**	**100.00**	**$303,283**	**5.719**	**359.10**	**693**	**75.20**

Next Interest Adjustment Date (Excludes 331 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
02/05	$12,025,320	36	0.99	$334,037	4.589	357.57	708	72.81
03/05	$11,482,459	29	0.94	$395,947	5.126	358.77	722	72.52
04/05	$11,022,892	31	0.90	$355,577	5.233	358.20	694	74.16
05/05	$21,168,297	68	1.74	$311,298	4.692	358.04	717	74.50
06/05	$33,744,268	101	2.77	$334,102	5.487	359.00	694	74.50
07/05	$37,747,311	123	3.10	$306,889	5.620	359.89	693	74.06
08/05	$13,834,745	50	1.14	$276,695	5.310	359.67	695	73.97
10/05	$236,800	1	0.02	$236,800	4.075	357.00	667	79.47
11/05	$4,275,167	18	0.35	$237,509	4.342	358.00	695	77.38
12/05	$5,442,133	21	0.45	$259,149	5.670	356.80	700	74.96
01/06	$3,602,663	14	0.30	$257,333	6.138	360.00	692	78.05
02/06	$2,460,097	8	0.20	$307,512	5.405	360.00	702	76.01
07/06	$656,142	4	0.05	$164,036	5.407	354.00	705	75.80
08/06	$1,269,610	3	0.10	$423,203	5.918	355.00	648	66.07
09/06	$2,628,427	8	0.22	$328,553	6.066	356.02	637	75.62
10/06	$25,341,840	86	2.08	$294,673	5.872	357.00	681	78.65
11/06	$47,220,009	170	3.88	$277,765	5.911	358.01	683	78.34
12/06	$327,882,289	1,046	26.91	$313,463	6.185	359.00	669	81.62
01/07	$162,337,723	579	13.33	$280,376	5.829	360.00	697	74.18
02/07	$50,094,199	197	4.11	$254,285	5.943	359.79	685	73.80
04/07	$1,152,883	2	0.09	$576,442	3.308	351.00	761	80.00
05/07	$13,809,129	15	1.13	$920,609	3.924	352.00	749	66.15
06/07	$1,192,232	2	0.10	$596,116	5.311	353.00	672	74.61
07/07	$141,638	1	0.01	$141,638	6.000	354.00	695	95.00
08/07	$247,900	1	0.02	$247,900	5.875	355.00	752	80.00
09/07	$336,792	2	0.03	$168,396	4.919	356.00	721	79.99
10/07	$4,971,652	21	0.41	$236,745	5.509	357.02	715	75.18
11/07	$16,743,829	72	1.37	$232,553	5.233	358.00	710	73.66
12/07	$45,005,367	136	3.69	$330,922	5.541	359.00	700	72.18
01/08	$62,179,927	207	5.10	$300,386	5.569	360.00	707	72.20

$1,250,002,278 Aggregate Arm and Fixed Rate Mortgage Loans

Next Interest Adjustment Date (Excludes 331 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
02/08	$13,816,793	59	1.13	$234,183	6.033	360.00	699	74.86
01/09	$600,000	2	0.05	$300,000	5.050	348.00	687	62.74
09/09	$336,178	1	0.03	$336,178	6.125	356.00	714	90.00
10/09	$3,396,637	16	0.28	$212,290	5.298	357.00	727	78.62
11/09	$27,885,846	112	2.29	$248,981	5.353	358.00	712	71.85
12/09	$75,356,374	238	6.19	$316,623	5.483	359.00	715	71.00
01/10	$115,886,717	357	9.51	$324,613	5.488	360.00	710	70.47
02/10	$33,228,720	116	2.73	$286,454	5.565	360.00	695	68.74
10/11	$338,554	2	0.03	$169,277	5.605	357.58	730	80.00
11/11	$2,107,277	6	0.17	$351,213	5.476	358.00	701	60.20
12/11	$8,812,353	22	0.72	$400,561	4.885	359.00	744	59.13
01/12	$9,467,984	21	0.78	$450,856	5.218	360.00	712	67.85
02/12	$2,762,600	7	0.23	$394,657	4.988	360.00	738	68.64
11/14	$95,900	1	0.01	$95,900	5.750	358.00	750	79.98
12/14	$3,942,500	5	0.32	$788,500	6.062	359.00	713	61.29
	$1,218,288,174	**4,017**	**100.00**	**$303,283**	**5.719**	**359.10**	**693**	**75.20**

Initial Fixed Period (Excludes 331 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1	$2,825,520	10	0.23	$282,552	5.315	359.16	717	74.10
3	$23,378,798	59	1.92	$396,251	5.042	358.62	706	72.55
6	$113,902,976	363	9.35	$313,782	5.312	359.05	699	74.24
12	$15,936,660	66	1.31	$241,465	5.264	358.85	694	77.19
24	$617,456,711	2,094	50.68	$294,869	6.039	359.14	679	78.57
36	$160,569,870	519	13.18	$309,383	5.394	358.53	709	72.31
60	$256,690,472	842	21.07	$304,858	5.479	359.42	710	70.67
84	$23,488,767	58	1.93	$404,979	5.095	359.41	726	64.16
120	$4,038,400	6	0.33	$673,067	6.054	358.98	714	61.73
	$1,218,288,174	**4,017**	**100.00**	**$303,283**	**5.719**	**359.10**	**693**	**75.20**

Initial Cap (Excludes 331 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$143,645,513	447	11.79	$321,355	5.258	359.02	702	73.93
1.500	$756,560	4	0.06	$189,140	7.774	359.81	572	64.52
2.000	$29,834,740	75	2.45	$397,797	4.596	355.01	719	73.28
3.000	$940,465,119	3,187	77.20	$295,094	5.841	359.25	689	75.77
4.000	$3,001,423	20	0.25	$150,071	5.213	357.87	721	77.01
5.000	$21,856,490	80	1.79	$273,206	5.313	358.74	720	77.17
6.000	$78,728,329	204	6.46	$385,923	5.638	359.17	716	70.93
	$1,218,288,174	**4,017**	**100.00**	**$303,283**	**5.719**	**359.10**	**693**	**75.20**

$1,250,002,278 Aggregate Arm and Fixed Rate Mortgage Loans

Subsequent Cap (Excludes 331 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$1,050,472,996	3,516	86.23	$298,769	5.720	359.22	693	75.26
1.500	$8,590,529	34	0.71	$252,663	7.152	359.36	613	76.06
2.000	$158,839,917	465	13.04	$341,591	5.633	358.28	700	74.81
2.500	$204,832	1	0.02	$204,832	7.000	359.00	649	54.67
2.710	$179,900	1	0.01	$179,900	6.000	360.00	655	70.00
	$1,218,288,174	**4,017**	**100.00**	**$303,283**	**5.719**	**359.10**	**693**	**75.20**

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 5.00	$378,750	2	0.03	$189,375	5.696	360.00	725	75.70
5.01 - 10.00	$1,703,578	11	0.14	$154,871	5.961	358.76	726	78.87
10.01 - 15.00	$10,079,317	34	0.81	$296,450	5.594	356.70	704	72.28
15.01 - 20.00	$21,887,976	76	1.75	$288,000	5.224	358.09	704	70.55
20.01 - 25.00	$32,245,761	126	2.58	$255,919	5.547	359.14	698	73.49
25.01 - 30.00	$78,964,410	275	6.32	$287,143	5.596	358.78	699	74.52
30.01 - 35.00	$136,233,625	459	10.90	$296,805	5.793	358.97	689	76.21
35.01 - 40.00	$213,099,807	714	17.05	$298,459	5.788	358.79	689	77.13
40.01 - 45.00	$245,774,228	797	19.66	$308,374	5.833	359.02	684	77.84
45.01 - 50.00	$179,494,971	617	14.36	$290,916	5.735	359.16	694	75.40
50.01 - 55.00	$23,400,780	68	1.87	$344,129	5.321	358.95	707	69.85
> 55.00	$3,654,825	13	0.29	$281,140	6.579	359.63	700	76.22
Not Required	$303,084,250	1,156	24.25	$262,184	6.070	350.88	699	73.39
	$1,250,002,278	**4,348**	**100.00**	**$287,489**	**5.822**	**356.97**	**693**	**75.46**

$659,845,709 Group 1 Arm & Fixed Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool (As of Sample Calculation Date)			**Range**
Total Number of Loans		1,590	
Total Outstanding Balance		$659,845,709	
Average Loan Balance		$414,997	$12,399 to $1,998,000
WA Mortgage Rate		5.763%	2.990% to 12.750%
WA Mortgage Rate Net LPMI		5.614%	2.990% to 12.750%
Net WAC		5.210%	2.582% to 12.467%
ARM Characteristics			
WA Gross Margin		3.895%	1.500% to 8.740%
WA Months to First Roll		34	1 to 119
WA First Periodic Cap		3.011%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.140%	1.000% to 2.000%
WA Lifetime Cap		11.630%	8.990% to 17.375%
WA Lifetime Floor		3.959%	1.500% to 8.740%
WA Original Term (months)		360	180 to 360
WA Remaining Term (months)		357	12 to 360
WA Age (months)		3	0 to 65
WA LTV		75.40%	23.36% to 95.11%
WA FICO		692	
WA DTI%		38.33%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		74.10%	
Prepay Moves Exempted	Soft	31.94%	
	Hard	42.15%	
	No Prepay	25.90%	
	Unknown	0.00%	

Top 5 States		Top 5 Prop Types		Top 5 Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	70.57%	SFR	66.21%	REDUCED	63.02%	PUR	47.00%	OWNER	83.29%	0	25.90%
FL	8.44%	PUD	19.71%	FULL/ALT	23.14%	REFI/CO	35.92%	INV HM	11.86%	6	1.09%
NV	2.11%	CND	6.64%	SISA	4.54%	REFI	17.08%	2ND HM	4.85%	7	0.74%
AZ	2.03%	2-4 FAMILY	4.86%	NINA	3.30%					12	12.23%
VA	1.80%	CNDP	2.33%	NISA	3.26%					24	34.10%
										36	8.89%
										42	0.03%
										48	0.05%
										60	16.98%

$659,845,709 Group 1 Arm & Fixed Rate Mortgage Loans

Description								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
15Yr Fixed	$508,858	8	0.08	$63,607	9.355	114.61	652	72.09
30Yr Fixed	$16,716,015	170	2.53	$98,329	9.803	288.83	668	86.14
30/15 Fixed Balloon	$572,884	8	0.09	$71,610	9.728	117.99	676	90.68
30Y LIB1M	$3,278,384	5	0.50	$655,677	5.569	359.48	656	68.60
30Y LIB1M - IO	$13,181,000	21	2.00	$627,667	5.017	358.48	719	73.96
30Y LIB6M	$7,101,103	16	1.08	$443,819	6.685	359.25	662	80.41
30Y LIB6M - IO	$55,947,438	120	8.48	$466,229	5.154	359.14	699	73.72
30Y LIB12M	$514,628	2	0.08	$257,314	6.131	359.72	627	78.58
30Y LIB12M - IO	$3,649,200	8	0.55	$456,150	5.200	359.25	705	74.25
2/28 LIB6M	$31,754,953	74	4.81	$429,121	6.336	358.93	673	76.68
2/28 LIB6M - IO	$260,750,488	555	39.52	$469,821	5.985	359.10	675	79.80
3/27 LIB6M	$13,385,585	28	2.03	$478,057	5.985	358.50	683	74.60
3/27 LIB6M - IO	$51,237,825	106	7.77	$483,376	5.494	359.52	707	72.50
3/1 LIB12M	$5,438,067	7	0.82	$776,867	3.801	351.37	717	74.30
3/1 LIB12M - IO	$10,740,874	11	1.63	$976,443	3.951	352.32	757	65.97
5/25 LIB6M	$26,632,608	62	4.04	$429,558	5.627	359.34	708	69.01
5/25 LIB6M - IO	$132,081,165	337	20.02	$391,932	5.404	359.50	709	70.98
5/1 LIB12M - IO	$3,124,250	6	0.47	$520,708	4.881	359.77	735	78.76
7/23 LIB6M	$5,345,231	12	0.81	$445,436	4.954	359.62	732	63.98
7/23 LIB6M - IO	$13,846,755	28	2.10	$494,527	5.042	359.49	724	64.97
10/20 LIB6M - IO	$4,038,400	6	0.61	$673,067	6.054	358.98	714	61.73
	$659,845,709	1,590	100.00	$414,997	5.763	356.86	692	75.40

$659,845,709 Group 1 Arm & Fixed Rate Mortgage Loans

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$961,801	24	0.15	$40,075	9.574	227.39	667	74.63
$50,000.01 - $100,000.00	$9,191,536	122	1.39	$75,340	8.986	287.43	684	82.89
$100,000.01 - $150,000.00	$13,879,876	111	2.10	$125,044	7.148	333.89	698	77.72
$150,000.01 - $200,000.00	$11,990,321	69	1.82	$173,773	6.677	345.90	690	77.72
$200,000.01 - $250,000.00	$10,314,128	46	1.56	$224,220	6.084	351.46	709	75.56
$250,000.01 - $300,000.00	$8,474,049	31	1.28	$273,356	5.691	355.50	709	71.81
$300,000.01 - $350,000.00	$9,610,624	29	1.46	$331,401	5.520	357.59	699	69.18
$350,000.01 - $400,000.00	$102,147,900	269	15.48	$379,732	5.781	359.22	691	76.63
$400,000.01 - $450,000.00	$96,335,310	227	14.60	$424,385	5.932	359.25	685	78.22
$450,000.01 - $500,000.00	$95,499,233	200	14.47	$477,496	5.751	359.16	691	76.37
$500,000.01 - $550,000.00	$72,729,574	139	11.02	$523,234	5.681	359.17	690	77.22
$550,000.01 - $600,000.00	$55,839,532	97	8.46	$575,665	5.638	359.08	686	76.44
$600,000.01 - $650,000.00	$49,778,995	79	7.54	$630,114	5.541	359.09	691	75.66
$650,000.01 - $700,000.00	$20,316,430	30	3.08	$677,214	5.338	359.54	682	70.35
$700,000.01 - $750,000.00	$37,375,643	51	5.66	$732,856	5.386	358.70	696	69.99
$750,000.01 - $800,000.00	$7,840,050	10	1.19	$784,005	5.639	358.90	706	74.44
$800,000.01 - $850,000.00	$4,971,000	6	0.75	$828,500	5.240	359.49	688	69.97
$850,000.01 - $900,000.00	$7,943,060	9	1.20	$882,562	5.625	358.67	672	70.96
$900,000.01 - $950,000.00	$1,847,500	2	0.28	$923,750	5.248	359.50	698	74.98
$950,000.01 - $1,000,000.00	$26,628,496	27	4.04	$986,241	5.268	357.37	707	69.15
$1,000,000.01 - $1,050,000.00	$1,032,575	1	0.16	$1,032,575	3.875	352.00	729	57.36
$1,050,000.01 - $1,100,000.00	$2,177,500	2	0.33	$1,088,750	4.124	355.49	734	64.11
$1,250,000.01 - $1,300,000.00	$3,858,577	3	0.58	$1,286,192	5.070	359.00	757	64.32
$1,300,000.01 - $1,350,000.00	$2,639,000	2	0.40	$1,319,500	6.500	359.00	718	70.00
$1,350,000.01 - $1,400,000.00	$1,365,000	1	0.21	$1,365,000	4.000	352.00	743	66.58
$1,450,000.01 - $1,500,000.00	$1,500,000	1	0.23	$1,500,000	3.990	358.00	763	64.94
$1,550,000.01 - $1,600,000.00	$1,600,000	1	0.24	$1,600,000	5.125	360.00	686	59.26
$1,950,000.01 - $2,000,000.00	$1,998,000	1	0.30	$1,998,000	4.250	352.00	796	57.80
	$659,845,709	**1,590**	**100.00**	**$414,997**	**5.763**	**356.86**	**692**	**75.40**

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$546,049	14	0.08	$39,003	9.933	251.38	654	72.38
$50,000.01 - $100,000.00	$8,913,926	123	1.35	$72,471	8.939	290.47	685	82.43
$100,000.01 - $150,000.00	$13,863,820	115	2.10	$120,555	7.147	330.68	699	77.67
$150,000.01 - $200,000.00	$12,307,355	72	1.87	$170,935	6.766	342.52	689	78.08
$200,000.01 - $250,000.00	$10,459,852	47	1.59	$222,550	6.107	350.72	707	75.46
$250,000.01 - $300,000.00	$8,720,710	32	1.32	$272,522	5.816	353.77	707	72.33
$300,000.01 - $350,000.00	$9,610,624	29	1.46	$331,401	5.520	357.59	699	69.18
$350,000.01 - $400,000.00	$101,748,997	268	15.42	$379,660	5.790	359.23	692	76.69
$400,000.01 - $450,000.00	$96,734,212	228	14.66	$424,273	5.922	359.24	685	78.14
$450,000.01 - $500,000.00	$95,499,233	200	14.47	$477,496	5.751	359.16	691	76.37
$500,000.01 - $550,000.00	$72,729,574	139	11.02	$523,234	5.681	359.17	690	77.22

$659,845,709 Group 1 Arm & Fixed Rate Mortgage Loans

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$550,000.01 - $600,000.00	$55,839,532	97	8.46	$575,665	5.638	359.08	686	76.44
$600,000.01 - $650,000.00	$49,778,995	79	7.54	$630,114	5.541	359.09	691	75.66
$650,000.01 - $700,000.00	$20,316,430	30	3.08	$677,214	5.338	359.54	682	70.35
$700,000.01 - $750,000.00	$37,375,643	51	5.66	$732,856	5.386	358.70	696	69.99
$750,000.01 - $800,000.00	$7,840,050	10	1.19	$784,005	5.639	358.90	706	74.44
$800,000.01 - $850,000.00	$4,971,000	6	0.75	$828,500	5.240	359.49	688	69.97
$850,000.01 - $900,000.00	$7,943,060	9	1.20	$882,562	5.625	358.67	672	70.96
$900,000.01 - $950,000.00	$1,847,500	2	0.28	$923,750	5.248	359.50	698	74.98
$950,000.01 - $1,000,000.00	$26,628,496	27	4.04	$986,241	5.268	357.37	707	69.15
$1,000,000.01 - $1,050,000.00	$1,032,575	1	0.16	$1,032,575	3.875	352.00	729	57.36
$1,050,000.01 - $1,100,000.00	$2,177,500	2	0.33	$1,088,750	4.124	355.49	734	64.11
$1,250,000.01 - $1,300,000.00	$3,858,577	3	0.58	$1,286,192	5.070	359.00	757	64.32
$1,300,000.01 - $1,350,000.00	$2,639,000	2	0.40	$1,319,500	6.500	359.00	718	70.00
$1,350,000.01 - $1,400,000.00	$1,365,000	1	0.21	$1,365,000	4.000	352.00	743	66.58
$1,450,000.01 - $1,500,000.00	$1,500,000	1	0.23	$1,500,000	3.990	358.00	763	64.94
$1,550,000.01 - $1,600,000.00	$1,600,000	1	0.24	$1,600,000	5.125	360.00	686	59.26
$1,950,000.01 - $2,000,000.00	$1,998,000	1	0.30	$1,998,000	4.250	352.00	796	57.80
	$659,845,709	**1,590**	**100.00**	**$414,997**	**5.763**	**356.86**	**692**	**75.40**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$2,986,550	6	0.45	$497,758	5.295	359.22	728	71.08
AZ	$13,384,452	43	2.03	$311,266	5.613	354.91	694	75.05
CA	$465,652,170	950	70.57	$490,160	5.644	358.76	691	75.48
CO	$7,571,805	17	1.15	$445,400	5.642	355.90	693	73.79
CT	$4,873,177	13	0.74	$374,860	5.505	356.45	698	65.32
DC	$1,377,050	3	0.21	$459,017	6.968	359.31	679	82.30
DE	$227,304	2	0.03	$113,652	10.237	246.69	658	90.00
FL	$55,671,280	242	8.44	$230,047	6.264	349.36	704	76.05
GA	$5,839,492	26	0.88	$224,596	5.759	348.06	716	80.05
HI	$7,380,784	13	1.12	$567,753	6.008	356.68	693	70.99
ID	$1,513,500	3	0.23	$504,500	4.041	359.14	721	55.78
IL	$7,518,208	15	1.14	$501,214	6.378	358.43	676	78.06
IN	$249,746	3	0.04	$83,249	7.782	330.60	713	77.06
MA	$3,084,326	5	0.47	$616,865	4.772	354.59	694	76.43
MD	$8,822,485	20	1.34	$441,124	5.773	358.69	674	74.40
MI	$403,880	1	0.06	$403,880	5.875	360.00	736	80.00
MN	$1,207,245	2	0.18	$603,623	5.183	359.00	680	71.42
MO	$766,000	2	0.12	$383,000	6.948	360.00	662	77.75
MS	$242,400	2	0.04	$121,200	5.250	360.00	784	69.98
NC	$2,292,259	7	0.35	$327,466	6.337	335.66	658	78.38
NE	$55,934	1	0.01	$55,934	9.500	271.00	747	58.00
NH	$72,776	1	0.01	$72,776	9.875	118.00	653	90.00
NJ	$5,731,309	13	0.87	$440,870	6.237	359.41	702	73.99

$659,845,709 Group 1 Arm & Fixed Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
NM	$510,000	1	0.08	$510,000	6.750	358.00	765	73.49
NV	$13,938,911	38	2.11	$366,813	5.933	358.46	692	77.03
NY	$11,451,192	21	1.74	$545,295	6.018	359.28	704	75.86
OH	$2,048,344	8	0.31	$256,043	7.051	346.91	659	79.46
OK	$163,139	2	0.02	$81,569	9.979	296.92	666	58.72
OR	$3,004,760	7	0.46	$429,251	6.170	354.99	682	70.61
PA	$1,304,529	11	0.20	$118,594	6.934	312.41	685	82.91
SC	$2,483,601	5	0.38	$496,720	5.489	357.09	683	66.94
TN	$574,753	3	0.09	$191,584	7.387	344.88	653	92.23
TX	$6,308,266	47	0.96	$134,218	7.905	317.77	680	81.51
UT	$1,252,197	4	0.19	$313,049	5.703	344.07	736	80.05
VA	$11,900,851	31	1.80	$383,898	5.913	353.46	678	75.37
WA	$7,159,400	20	1.09	$357,970	5.267	359.34	682	70.07
WI	$821,635	2	0.12	$410,817	6.442	359.11	634	70.48
	$659,845,709	**1,590**	**100.00**	**$414,997**	**5.763**	**356.86**	**692**	**75.40**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
20.01 - 25.00	$699,158	3	0.11	$233,053	4.536	359.11	752	23.60
25.01 - 30.00	$1,384,147	2	0.21	$692,074	4.811	358.28	723	28.30
30.01 - 35.00	$331,168	3	0.05	$110,389	7.243	318.46	720	32.62
35.01 - 40.00	$593,063	3	0.09	$197,688	5.124	354.01	750	35.60
40.01 - 45.00	$2,320,333	7	0.35	$331,476	5.296	354.92	672	42.00
45.01 - 50.00	$6,348,623	16	0.96	$396,789	4.932	358.68	708	48.58
50.01 - 55.00	$6,028,369	15	0.91	$401,891	4.687	355.55	730	53.14
55.01 - 60.00	$28,637,100	47	4.34	$609,300	5.084	357.39	709	58.47
60.01 - 65.00	$30,783,890	59	4.67	$521,761	5.063	358.76	707	63.46
65.01 - 70.00	$199,034,117	452	30.16	$440,341	5.281	359.29	702	69.57
70.01 - 75.00	$38,701,722	81	5.87	$477,799	5.799	356.18	691	73.91
75.01 - 80.00	$245,826,006	567	37.26	$433,556	5.860	358.22	691	79.78
80.01 - 85.00	$15,545,002	40	2.36	$388,625	6.439	354.89	653	84.04
85.01 - 90.00	$44,886,813	195	6.80	$230,189	7.504	340.07	660	89.63
90.01 - 95.00	$38,168,890	98	5.78	$389,478	6.730	355.26	670	94.54
95.01 - 100.00	$557,308	2	0.08	$278,654	7.252	345.46	618	95.09
	$659,845,709	**1,590**	**100.00**	**$414,997**	**5.763**	**356.86**	**692**	**75.40**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.500 - 2.999	$468,000	1	0.07	$468,000	2.990	358.00	745	80.00
3.000 - 3.499	$2,354,883	4	0.36	$588,721	3.278	354.06	753	76.73

$659,845,709 Group 1 Arm & Fixed Rate Mortgage Loans

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.500 - 3.999	$16,822,626	22	2.55	$764,665	3.795	355.41	740	66.07
4.000 - 4.499	$30,748,378	58	4.66	$530,144	4.176	357.28	728	67.11
4.500 - 4.999	$73,063,832	172	11.07	$424,790	4.775	359.35	720	69.59
5.000 - 5.499	$135,094,879	293	20.47	$461,075	5.220	359.41	704	71.07
5.500 - 5.999	$193,195,014	422	29.28	$457,808	5.742	359.21	689	75.48
6.000 - 6.499	$86,285,631	193	13.08	$447,076	6.208	359.21	671	80.53
6.500 - 6.999	$70,385,921	150	10.67	$469,239	6.704	359.00	666	81.58
7.000 - 7.499	$18,537,843	46	2.81	$402,997	7.208	359.32	669	84.95
7.500 - 7.999	$9,539,131	26	1.45	$366,890	7.664	357.20	661	81.66
8.000 - 8.499	$2,320,959	9	0.35	$257,884	8.168	351.88	692	87.79
8.500 - 8.999	$2,939,877	19	0.45	$154,730	8.733	321.15	672	86.51
9.000 - 9.499	$3,796,877	28	0.58	$135,603	9.209	301.47	667	85.89
9.500 - 9.999	$7,018,421	73	1.06	$96,143	9.727	282.15	670	87.42
10.000 - 10.499	$4,511,505	46	0.68	$98,076	10.185	280.96	665	89.80
10.500 - 10.999	$2,502,832	25	0.38	$100,113	10.686	291.95	656	89.01
11.000 - 11.499	$238,509	2	0.04	$119,255	11.329	346.87	646	89.99
12.500 - 12.999	$20,592	1	0.00	$20,592	12.750	115.00	524	54.35
	$659,845,709	**1,590**	**100.00**	**$414,997**	**5.763**	**356.86**	**692**	**75.40**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$436,860,779	1,051	66.21	$415,662	5.857	356.50	688	76.05
PUD	$130,072,288	292	19.71	$445,453	5.576	358.18	694	74.81
CND	$43,810,146	126	6.64	$347,700	5.563	356.21	707	75.55
2-4 FAMILY	$32,084,442	66	4.86	$486,128	5.601	358.43	701	71.89
CNDP	$15,357,810	48	2.33	$319,954	5.622	354.71	734	70.25
TWN	$1,578,900	6	0.24	$263,150	5.043	359.85	704	63.55
CNDH	$81,344	1	0.01	$81,344	8.250	293.00	775	79.63
	$659,845,709	**1,590**	**100.00**	**$414,997**	**5.763**	**356.86**	**692**	**75.40**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$310,127,452	812	47.00	$381,930	5.792	355.51	710	75.58
REFI/CO	$237,027,993	524	35.92	$452,343	5.729	358.41	672	73.44
REFI	$112,690,264	254	17.08	$443,662	5.754	357.33	685	79.04
	$659,845,709	**1,590**	**100.00**	**$414,997**	**5.763**	**356.86**	**692**	**75.40**

$659,845,709 Group 1 Arm & Fixed Rate Mortgage Loans

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OWNER	$549,564,386	1,296	83.29	$424,047	5.840	356.53	687	76.42
INV HM	$78,262,126	219	11.86	$357,361	5.396	358.76	714	70.46
2ND HM	$32,019,196	75	4.85	$426,923	5.331	357.93	729	70.03
	$659,845,709	**1,590**	**100.00**	**$414,997**	**5.763**	**356.86**	**692**	**75.40**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$1,137,499	19	0.17	$59,868	9.604	110.49	666	81.69
121 - 180	$257,592	4	0.04	$64,398	9.525	142.25	720	89.32
181 - 240	$376,938	5	0.06	$75,388	9.833	199.45	668	88.09
241 - 300	$14,877,090	149	2.25	$99,846	9.815	293.76	667	85.84
301 - 360	$643,196,589	1,413	97.48	$455,199	5.658	358.94	693	75.14
	$659,845,709	**1,590**	**100.00**	**$414,997**	**5.763**	**356.86**	**692**	**75.40**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$415,866,737	914	63.02	$454,996	5.683	358.69	693	75.56
FULL/ALT	$152,720,501	354	23.14	$431,414	5.421	358.63	688	74.80
SISA	$29,934,924	60	4.54	$498,915	5.880	355.36	694	72.77
NINA	$21,790,990	51	3.30	$427,274	6.059	356.44	720	68.79
NISA	$21,494,861	145	3.26	$148,240	8.294	319.91	680	84.08
NO RATIO	$15,921,440	61	2.41	$261,007	6.939	345.12	699	78.10
NAV	$2,116,256	5	0.32	$423,251	6.822	359.04	650	85.98
	$659,845,709	**1,590**	**100.00**	**$414,997**	**5.763**	**356.86**	**692**	**75.40**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Not Required	$1,390,737	7	0.21	$198,677	7.276	345.32	N/A	67.53
801 - 820	$6,118,856	14	0.93	$437,061	5.347	359.54	806	74.08
781 - 800	$24,372,319	56	3.69	$435,220	5.207	357.27	790	69.86
761 - 780	$45,908,516	103	6.96	$445,714	5.216	358.10	771	72.32
741 - 760	$53,206,226	120	8.06	$443,385	5.257	358.36	749	73.15
721 - 740	$68,705,404	167	10.41	$411,410	5.443	357.30	730	73.29
701 - 720	$70,153,774	176	10.63	$398,601	5.504	357.73	711	74.15
681 - 700	$94,207,441	228	14.28	$413,191	5.739	356.77	690	74.41
661 - 680	$91,907,981	221	13.93	$415,873	5.839	356.90	670	77.01
641 - 660	$102,642,309	248	15.56	$413,880	6.152	355.81	651	77.87

$659,845,709 Group 1 Arm & Fixed Rate Mortgage Loans

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
621 - 640	$61,379,613	152	9.30	$403,813	6.285	355.40	631	77.53
601 - 620	$33,721,178	78	5.11	$432,323	6.414	356.64	612	80.58
581 - 600	$4,686,545	16	0.71	$292,909	6.950	351.55	593	83.02
561 - 580	$954,550	2	0.14	$477,275	6.639	359.42	574	82.17
541 - 560	$469,668	1	0.07	$469,668	7.750	359.00	559	65.74
521 - 540	$20,592	1	0.00	$20,592	12.750	115.00	524	54.35
	$659,845,709	**1,590**	**100.00**	**$414,997**	**5.763**	**356.86**	**692**	**75.40**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$170,911,430	326	25.90	$524,268	5.583	358.58	701	75.17
6	$7,163,944	12	1.09	$596,995	5.684	359.36	685	70.49
7	$4,868,950	8	0.74	$608,619	5.167	358.50	726	64.53
12	$80,710,461	153	12.23	$527,519	5.531	359.35	695	72.44
24	$224,988,596	455	34.10	$494,480	5.843	359.06	678	78.78
36	$58,637,193	113	8.89	$518,913	5.548	359.31	698	71.72
42	$173,600	1	0.03	$173,600	6.375	359.00	658	80.00
48	$340,000	1	0.05	$340,000	5.000	359.00	736	53.13
60	$112,051,535	521	16.98	$215,070	6.189	346.51	703	73.90
	$659,845,709	**1,590**	**100.00**	**$414,997**	**5.763**	**356.86**	**692**	**75.40**

Range of Months to Roll

(Excludes 186 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 6	4	$79,507,924	162	12.38	$490,790	5.285	359.06	697	74.15
7 - 12	11	$4,878,828	11	0.76	$443,530	5.342	357.51	709	73.35
19 - 24	23	$291,790,440	628	45.45	$464,634	6.024	359.12	675	79.50
25 - 31	28	$16,591,972	18	2.58	$921,776	3.984	351.81	740	68.66
32 - 37	35	$64,210,378	134	10.00	$479,182	5.585	359.40	702	72.99
43 - 49	48	$460,000	1	0.07	$460,000	4.875	348.00	672	60.53
56 - 61	60	$161,378,023	404	25.13	$399,451	5.432	359.51	710	70.83
80 - 85	84	$19,191,986	40	2.99	$479,800	5.017	359.52	726	64.69
> 85	119	$4,038,400	6	0.63	$673,067	6.054	358.98	714	61.73
		$642,047,952	**1,404**	**100.00**	**$457,299**	**5.651**	**359.04**	**693**	**75.11**

$659,845,709 Group 1 Arm & Fixed Rate Mortgage Loans

Range of Margin (Excludes 186 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500 - 1.749	$766,000	1	0.12	$766,000	3.250	357.00	751	69.96
2.000 - 2.249	$837,000	2	0.13	$418,500	4.392	357.46	739	75.15
2.250 - 2.499	$106,567,935	193	16.60	$552,165	5.260	358.12	721	72.37
2.500 - 2.749	$4,095,332	8	0.64	$511,917	5.045	357.78	741	77.48
2.750 - 2.999	$31,502,918	53	4.91	$594,395	5.354	358.91	716	74.91
3.000 - 3.249	$24,668,231	51	3.84	$483,691	5.241	359.08	695	72.95
3.250 - 3.499	$95,465,475	235	14.87	$406,236	5.246	359.43	746	69.86
3.500 - 3.749	$54,533,174	133	8.49	$410,024	5.510	359.62	691	72.60
3.750 - 3.999	$145,791,491	345	22.71	$422,584	5.723	359.49	672	72.49
4.000 - 4.249	$5,823,707	13	0.91	$447,977	6.241	357.88	660	74.63
4.250 - 4.499	$6,708,291	15	1.04	$447,219	6.142	359.49	638	68.22
4.500 - 4.749	$4,126,248	9	0.64	$458,472	6.217	358.19	666	75.88
4.750 - 4.999	$1,894,864	6	0.30	$315,811	6.563	359.05	670	70.19
5.000 - 5.249	$6,377,172	16	0.99	$398,573	6.526	359.40	673	79.29
5.250 - 5.499	$2,511,577	6	0.39	$418,596	6.228	358.86	678	74.83
5.500 - 5.749	$3,942,737	10	0.61	$394,274	6.900	358.95	656	82.53
5.750 - 5.999	$75,768,015	163	11.80	$464,834	6.018	358.89	671	80.36
6.000 - 6.249	$39,206,266	82	6.11	$478,125	6.217	358.93	653	86.65
6.250 - 6.499	$24,118,995	48	3.76	$502,479	6.507	358.89	634	91.95
6.500 - 6.749	$4,227,773	8	0.66	$528,472	6.842	359.00	628	93.92
6.750 - 6.999	$1,808,250	4	0.28	$452,063	6.251	359.00	637	78.97
7.000 - 7.249	$442,000	1	0.07	$442,000	7.250	360.00	746	90.00
7.250 - 7.499	$365,750	1	0.06	$365,750	7.625	360.00	734	95.00
8.500 - 8.749	$498,750	1	0.08	$498,750	8.990	359.00	655	95.00
	$642,047,952	**1,404**	**100.00**	**$457,299**	**5.651**	**359.04**	**693**	**75.11**

Range of Maximum Rates (Excludes 186 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
8.500 - 8.999	$468,000	1	0.07	$468,000	2.990	358.00	745	80.00
9.000 - 9.499	$1,918,883	3	0.30	$639,628	3.285	353.40	757	75.99
9.500 - 9.999	$31,743,533	47	4.94	$675,394	4.459	357.10	726	69.33
10.000 - 10.499	$37,973,349	80	5.91	$474,667	4.394	357.57	725	69.54
10.500 - 10.999	$71,702,461	165	11.17	$434,560	4.854	359.44	722	69.63
11.000 - 11.499	$123,409,529	265	19.22	$465,696	5.218	359.45	704	70.71
11.500 - 11.999	$178,849,476	395	27.86	$452,783	5.736	359.20	688	75.26
12.000 - 12.499	$83,257,630	187	12.97	$445,228	6.191	359.20	673	80.37
12.500 - 12.999	$68,952,855	149	10.74	$462,771	6.612	359.08	664	81.57
13.000 - 13.499	$21,375,484	51	3.33	$419,127	7.012	359.34	664	84.35
13.500 - 13.999	$14,332,265	35	2.23	$409,493	7.322	359.01	664	83.89
14.000 - 14.499	$3,349,170	11	0.52	$304,470	7.809	358.97	671	86.69
14.500 - 14.999	$2,646,217	8	0.41	$330,777	8.373	358.84	633	83.93
15.000 - 15.499	$1,298,709	4	0.20	$324,677	9.145	359.00	681	91.46
15.500 - 15.999	$450,000	1	0.07	$450,000	9.875	359.00	624	90.00

$659,845,709 Group 1 Arm & Fixed Rate Mortgage Loans

Range of Maximum Rates (Excludes 186 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
16.000 - 16.499	$126,000	1	0.02	$126,000	9.990	359.00	634	90.00
17.000 - 17.499	$194,391	1	0.03	$194,391	11.375	360.00	659	90.00
	$642,047,952	**1,404**	**100.00**	**$457,299**	**5.651**	**359.04**	**693**	**75.11**

Next Interest Adjustment Date (Excludes 186 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
02/05	$5,699,384	10	0.89	$569,938	4.894	357.63	700	76.26
03/05	$8,632,650	13	1.34	$664,050	5.058	358.87	728	71.72
04/05	$6,499,227	12	1.01	$541,602	5.159	358.25	689	74.04
05/05	$10,702,690	19	1.67	$563,299	4.568	358.00	717	73.24
06/05	$18,896,483	36	2.94	$524,902	5.534	359.00	681	74.38
07/05	$22,026,745	51	3.43	$431,897	5.559	360.00	689	74.59
08/05	$7,050,745	21	1.10	$335,750	5.565	360.00	701	74.87
11/05	$1,066,822	2	0.17	$533,411	4.319	358.00	670	72.45
12/05	$1,454,200	3	0.23	$484,733	5.486	353.10	750	66.34
01/06	$1,465,806	4	0.23	$366,451	6.210	360.00	703	80.97
02/06	$892,000	2	0.14	$446,000	4.908	360.00	697	73.33
08/06	$975,000	1	0.15	$975,000	5.875	355.00	635	60.00
09/06	$1,764,600	4	0.27	$441,150	5.732	356.00	650	77.00
10/06	$13,311,519	31	2.07	$429,404	6.122	357.00	672	80.96
11/06	$16,303,166	34	2.54	$479,505	5.936	358.00	682	79.93
12/06	$174,178,787	365	27.13	$477,202	6.149	359.00	665	82.35
01/07	$68,262,381	151	10.63	$452,069	5.775	360.00	697	73.68
02/07	$17,966,715	43	2.80	$417,831	5.691	359.41	687	73.82
04/07	$1,152,883	2	0.18	$576,442	3.308	351.00	761	80.00
05/07	$13,475,129	14	2.10	$962,509	3.938	352.00	748	66.52
06/07	$992,232	1	0.15	$992,232	5.500	353.00	660	73.52
10/07	$1,316,652	3	0.21	$438,884	5.402	357.00	724	69.72
11/07	$5,836,878	13	0.91	$448,991	5.308	358.00	707	73.43
12/07	$22,594,473	44	3.52	$513,511	5.721	359.00	695	73.69
01/08	$30,774,931	65	4.79	$473,460	5.476	360.00	706	72.21
02/08	$3,687,445	9	0.57	$409,716	6.158	360.00	709	75.68
01/09	$460,000	1	0.07	$460,000	4.875	348.00	672	60.53
10/09	$1,747,812	5	0.27	$349,562	5.154	357.00	728	80.00
11/09	$13,952,809	39	2.17	$357,764	5.206	358.00	709	69.30
12/09	$45,133,410	101	7.03	$446,865	5.440	359.00	713	71.42
01/10	$79,748,214	200	12.42	$398,741	5.458	360.00	711	71.07
02/10	$20,795,779	59	3.24	$352,471	5.490	360.00	694	68.89
11/11	$787,305	2	0.12	$393,652	5.492	358.00	647	69.10
12/11	$7,577,320	17	1.18	$445,725	4.852	359.00	743	59.80
01/12	$8,665,361	17	1.35	$509,727	5.161	360.00	713	67.62
02/12	$2,162,000	4	0.34	$540,500	4.847	360.00	752	68.52
11/14	$95,900	1	0.01	$95,900	5.750	358.00	750	79.98
12/14	$3,942,500	5	0.61	$788,500	6.062	359.00	713	61.29
	$642,047,952	**1,404**	**100.00**	**$457,299**	**5.651**	**359.04**	**693**	**75.11**

$659,845,709 Group 1 Arm & Fixed Rate Mortgage Loans

Initial Fixed Period (Excludes 186 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1	$1,263,181	2	0.20	$631,591	5.702	359.00	692	72.56
3	$15,196,202	24	2.37	$633,175	5.079	358.65	708	72.92
6	$63,048,540	136	9.82	$463,592	5.327	359.16	695	74.47
12	$4,163,828	10	0.65	$416,383	5.315	359.31	695	74.79
24	$292,505,440	629	45.56	$465,032	6.023	359.09	675	79.46
36	$80,802,351	152	12.59	$531,594	5.256	357.85	710	72.10
60	$161,838,023	405	25.21	$399,600	5.431	359.48	710	70.80
84	$19,191,986	40	2.99	$479,800	5.017	359.52	726	64.69
120	$4,038,400	6	0.63	$673,067	6.054	358.98	714	61.73
	$642,047,952	**1,404**	**100.00**	**$457,299**	**5.651**	**359.04**	**693**	**75.11**

Initial Cap (Excludes 186 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$80,072,095	164	12.47	$488,244	5.273	359.08	698	74.02
1.500	$71,822	1	0.01	$71,822	7.000	358.00	655	69.91
2.000	$18,956,510	24	2.95	$789,855	4.265	353.17	733	70.34
3.000	$475,963,192	1,085	74.13	$438,676	5.776	359.26	687	75.86
4.000	$122,400	1	0.02	$122,400	5.375	358.00	727	80.00
5.000	$14,713,095	37	2.29	$397,651	5.306	358.99	716	77.37
6.000	$52,148,838	92	8.12	$566,835	5.693	359.15	716	71.08
	$642,047,952	**1,404**	**100.00**	**$457,299**	**5.651**	**359.04**	**693**	**75.11**

Subsequent Cap (Excludes 186 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$551,019,388	1,242	85.82	$443,655	5.676	359.24	690	75.47
1.500	$2,112,325	6	0.33	$352,054	6.964	359.45	606	76.79
2.000	$88,916,239	156	13.85	$569,976	5.467	357.77	710	72.84
	$642,047,952	**1,404**	**100.00**	**$457,299**	**5.651**	**359.04**	**693**	**75.11**

$659,845,709 Group 1 Arm & Fixed Rate Mortgage Loans

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 5.00	$216,000	1	0.03	$216,000	5.750	360.00	705	80.00
5.01 - 10.00	$195,050	2	0.03	$97,525	5.624	360.00	782	70.76
10.01 - 15.00	$6,226,827	19	0.94	$327,728	5.809	355.19	692	77.15
15.01 - 20.00	$12,121,629	29	1.84	$417,987	5.134	358.31	706	69.55
20.01 - 25.00	$16,977,713	41	2.57	$414,091	5.512	359.23	697	72.24
25.01 - 30.00	$41,896,456	93	6.35	$450,500	5.546	358.61	699	75.41
30.01 - 35.00	$66,987,533	146	10.15	$458,819	5.808	359.23	690	76.27
35.01 - 40.00	$109,618,989	241	16.61	$454,851	5.745	358.68	688	77.42
40.01 - 45.00	$133,733,761	295	20.27	$453,335	5.789	359.05	680	78.51
45.01 - 50.00	$80,348,076	191	12.18	$420,671	5.697	359.41	693	74.90
50.01 - 55.00	$13,628,106	27	2.07	$504,745	5.231	359.46	715	68.22
> 55.00	$748,000	2	0.11	$374,000	5.117	359.51	768	74.14
Not Required	$177,147,570	503	26.85	$352,182	5.928	351.14	700	72.91
38.33	**$659,845,709**	**1,590**	**100.00**	**$414,997**	**5.763**	**356.86**	**692**	**75.40**

$590,156,569 Group 2 Arm & Fixed Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

			Range
Total Number of Loans		2,758	
Total Outstanding Balance		$590,156,569	
Average Loan Balance		$213,980	$30,521 to $633,500
WA Mortgage Rate		5.889%	2.250% to 12.750%
WA Mortgage Rate Net LPMI		5.736%	2.250% to 12.260%
Net WAC		5.331%	1.842% to 11.977%
ARM Characteristics			
WA Gross Margin		4.016%	1.750% to 9.375%
WA Months to First Roll		29	1 to 84
WA First Periodic Cap		2.927%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.128%	1.000% to 2.710%
WA Lifetime Cap		11.834%	8.250% to 17.625%
WA Lifetime Floor		4.122%	1.750% to 10.625%
WA Original Term (months)		360	180 to 360
WA Remaining Term (months)		357	53 to 360
WA Age (months)		2	0 to 74
WA LTV		75.53%	18.01% to 100.00%
WA FICO		693	
WA DTI%		38.82%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		67.20%	
Prepay Moves Exempted	Soft	20.97%	
	Hard	46.24%	
	No Prepay	32.80%	
	Unknown	0.00%	

Top 5 States		Top 5 Prop Types		Top 5 Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	53.73%	SFR	59.12%	REDUCED	57.66%	PUR	56.40%	OWNER	72.88%	0	32.80%
FL	7.26%	PUD	15.23%	FULL/ALT	27.61%	REFI/CO	30.37%	INV HM	24.43%	6	1.21%
AZ	4.76%	2-4 FAMILY	12.90%	NISA	4.52%	REFI	13.22%	2ND HM	2.69%	7	0.48%
NJ	3.49%	CND	11.40%	NINA	3.79%					12	13.68%
NV	3.49%	CNDP	0.98%	SISA	3.03%					24	38.76%
										30	0.02%
										36	13.05%



$590,156,569 Group 2 Arm & Fixed Rate Mortgage Loans

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
15Yr Fixed	$791,774	11	0.13	$71,979	9.288	111.21	675	79.74
20Yr Fixed	$73,957	1	0.01	$73,957	9.750	167.00	718	95.00
30Yr Fixed	$12,494,159	126	2.12	$99,160	9.799	289.01	682	85.72
30/15 Fixed Balloon	$556,457	7	0.09	$79,494	10.087	117.05	637	81.47
30Y LIB1M	$4,418,485	18	0.75	$245,471	5.585	359.26	700	74.97
30Y LIB1M - IO	$5,326,450	25	0.90	$213,058	4.473	358.22	716	70.29
30Y LIB6M	$8,148,584	38	1.38	$214,436	6.057	359.29	674	75.42
30Y LIB6M - IO	$42,705,852	189	7.24	$225,957	5.149	358.85	711	73.68
30Y LIB12M	$3,247,971	15	0.55	$216,531	6.332	359.24	672	79.20
30Y LIB12M - IO	$8,524,862	41	1.44	$207,923	4.832	358.48	702	77.59
2/28 LIB6M	$77,202,750	375	13.08	$205,874	6.512	359.00	679	78.82
2/28 LIB6M - IO	$247,748,521	1,090	41.98	$227,292	5.911	359.25	684	77.45
3/27 LIB6M	$16,386,482	83	2.78	$197,427	6.170	358.98	679	74.56
3/27 LIB6M - IO	$62,659,737	281	10.62	$222,988	5.385	359.31	714	72.08
3/1 LIB12M	$203,200	1	0.03	$203,200	4.625	360.00	791	80.00
3/1 LIB12M - IO	$518,100	2	0.09	$259,050	3.819	354.49	774	59.77
5/25 LIB6M	$22,481,128	111	3.81	$202,533	5.713	359.13	704	70.37
5/25 LIB6M - IO	$71,805,297	324	12.17	$221,621	5.520	359.36	712	70.49
5/1 LIB12M	$566,024	2	0.10	$283,012	4.926	359.00	731	64.91
7/23 LIB6M	$1,322,027	7	0.22	$188,861	5.754	359.35	706	71.33
7/23 LIB6M - IO	$2,974,754	11	0.50	$270,432	5.300	358.71	736	57.53
	$590,156,569	**2,758**	**100.00**	**$213,980**	**5.889**	**357.10**	**693**	**75.53**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$807,778	20	0.14	$40,389	10.002	232.85	684	81.79
$50,000.01 - $100,000.00	$18,554,303	229	3.14	$81,023	7.016	333.47	701	76.80
$100,000.01 - $150,000.00	$69,093,342	547	11.71	$126,313	6.260	353.35	693	76.93
$150,000.01 - $200,000.00	$95,538,525	543	16.19	$175,946	5.837	357.84	697	74.91
$200,000.01 - $250,000.00	$104,863,670	468	17.77	$224,068	5.812	358.63	692	75.12
$250,000.01 - $300,000.00	$117,247,898	425	19.87	$275,877	5.873	358.90	689	75.68
$300,000.01 - $350,000.00	$128,745,002	395	21.82	$325,937	5.783	358.95	696	76.08
$350,000.01 - $400,000.00	$23,842,293	66	4.04	$361,247	5.787	359.20	680	77.42
$400,000.01 - $450,000.00	$8,867,366	21	1.50	$422,256	5.454	359.34	716	73.82
$450,000.01 - $500,000.00	$10,361,843	22	1.76	$470,993	5.184	359.04	683	70.40
$500,000.01 - $550,000.00	$5,748,883	11	0.97	$522,626	5.353	359.09	694	71.94
$550,000.01 - $600,000.00	$4,607,666	8	0.78	$575,958	5.076	359.11	728	63.71
$600,000.01 - $650,000.00	$1,878,000	3	0.32	$626,000	5.313	359.66	716	69.64
	$590,156,569	**2,758**	**100.00**	**$213,980**	**5.889**	**357.10**	**693**	**75.53**

$590,156,569 Group 2 Arm & Fixed Rate Mortgage Loans

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$625,036	16	0.11	$39,065	10.158	247.80	673	81.21
$50,000.01 - $100,000.00	$17,535,545	220	2.97	$79,707	6.914	338.38	701	76.50
$100,000.01 - $150,000.00	$70,027,496	558	11.87	$125,497	6.294	351.92	693	76.99
$150,000.01 - $200,000.00	$95,219,641	542	16.13	$175,682	5.823	357.83	697	74.94
$200,000.01 - $250,000.00	$105,207,560	470	17.83	$223,846	5.824	358.42	692	75.10
$250,000.01 - $300,000.00	$117,191,014	425	19.86	$275,744	5.871	358.94	688	75.74
$300,000.01 - $350,000.00	$128,694,587	395	21.81	$325,809	5.792	358.80	696	76.02
$350,000.01 - $400,000.00	$24,191,933	67	4.10	$361,074	5.792	359.19	681	77.46
$400,000.01 - $450,000.00	$8,867,366	21	1.50	$422,256	5.454	359.34	716	73.82
$450,000.01 - $500,000.00	$10,361,843	22	1.76	$470,993	5.184	359.04	683	70.40
$500,000.01 - $550,000.00	$5,748,883	11	0.97	$522,626	5.353	359.09	694	71.94
$550,000.01 - $600,000.00	$4,607,666	8	0.78	$575,958	5.076	359.11	728	63.71
$600,000.01 - $650,000.00	$1,878,000	3	0.32	$626,000	5.313	359.66	716	69.64
	$590,156,569	**2,758**	**100.00**	**$213,980**	**5.889**	**357.10**	**693**	**75.53**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$678,310	3	0.11	$226,103	4.864	358.42	722	80.40
AR	$339,408	3	0.06	$113,136	6.554	359.00	672	75.18
AZ	$28,072,879	179	4.76	$156,832	6.011	358.08	703	76.60
CA	$317,092,591	1,204	53.73	$263,366	5.583	359.09	696	73.77
CO	$11,743,776	65	1.99	$180,673	5.887	359.18	678	75.94
CT	$845,964	7	0.14	$120,852	7.167	320.97	715	84.33
DC	$2,072,542	9	0.35	$230,282	6.129	359.41	671	76.84
DE	$398,050	2	0.07	$199,025	6.024	360.00	665	71.51
FL	$42,870,374	273	7.26	$157,034	6.319	355.10	694	79.15
GA	$15,079,789	102	2.56	$147,841	5.861	353.01	703	78.43
HI	$6,640,792	24	1.13	$276,700	5.617	359.16	703	69.44
IA	$80,800	1	0.01	$80,800	6.875	360.00	743	80.00
ID	$423,050	3	0.07	$141,017	5.961	359.54	718	74.31
IL	$17,478,478	96	2.96	$182,067	6.434	357.77	675	79.28
IN	$1,853,018	13	0.31	$142,540	6.952	348.90	680	78.56
KS	$307,425	2	0.05	$153,713	5.712	358.49	665	84.89
KY	$202,200	2	0.03	$101,100	6.185	359.24	706	79.93
LA	$97,882	1	0.02	$97,882	4.990	360.00	722	79.67
MA	$5,383,272	21	0.91	$256,346	6.330	359.39	704	77.67
MD	$10,987,321	54	1.86	$203,469	6.204	355.24	679	76.95
ME	$775,365	4	0.13	$193,841	5.202	359.07	671	76.17
MI	$2,625,681	19	0.44	$138,194	6.156	346.73	683	78.00
MN	$4,694,812	30	0.80	$156,494	6.221	359.38	700	78.18
MO	$1,151,422	8	0.20	$143,928	5.884	352.17	711	76.04
MS	$836,937	5	0.14	$167,387	6.663	350.23	717	78.66
MT	$604,000	2	0.10	$302,000	6.250	359.00	674	80.00
NC	$3,981,556	33	0.67	$120,653	6.518	342.64	698	83.04

$590,156,569 Group 2 Arm & Fixed Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
NH	$529,222	3	0.09	$176,407	5.841	359.51	663	70.43
NJ	$20,624,940	91	3.49	$226,648	6.906	354.79	679	77.46
NM	$1,372,056	11	0.23	$124,732	7.594	330.75	680	85.21
NV	$20,585,289	96	3.49	$214,430	5.831	358.84	700	75.69
NY	$15,575,462	66	2.64	$235,992	6.641	343.83	682	78.16
OH	$1,958,491	15	0.33	$130,566	7.142	359.10	649	86.37
OK	$272,245	2	0.05	$136,122	9.827	293.21	660	89.98
OR	$5,663,569	34	0.96	$166,576	5.782	358.83	696	76.21
PA	$2,990,330	26	0.51	$115,013	7.738	329.32	658	79.28
RI	$1,322,725	7	0.22	$188,961	6.417	358.66	670	80.33
SC	$1,817,447	13	0.31	$139,804	5.715	359.01	706	70.34
SD	$122,000	1	0.02	$122,000	6.875	360.00	633	80.00
TN	$504,175	3	0.09	$168,058	8.530	359.63	677	91.30
TX	$4,794,140	43	0.81	$111,492	7.371	327.99	680	81.93
UT	$4,056,479	24	0.69	$169,020	5.847	359.23	685	77.18
VA	$16,555,957	76	2.81	$217,842	5.957	358.96	696	77.19
WA	$12,419,512	70	2.10	$177,422	5.743	357.82	690	73.51
WI	$1,351,739	8	0.23	$168,967	7.840	354.17	659	85.35
WV	$323,097	4	0.05	$80,774	7.996	330.58	682	84.96
	$590,156,569	**2,758**	**100.00**	**$213,980**	**5.889**	**357.10**	**693**	**75.53**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 20.00	$150,000	1	0.03	$150,000	4.750	358.00	813	18.01
20.01 - 25.00	$729,810	4	0.12	$182,453	5.423	359.59	747	22.45
25.01 - 30.00	$843,000	5	0.14	$168,600	4.914	358.92	703	27.62
30.01 - 35.00	$1,865,486	9	0.32	$207,276	5.444	359.29	711	33.01
35.01 - 40.00	$2,433,447	11	0.41	$221,222	4.704	358.95	720	37.50
40.01 - 45.00	$3,106,569	14	0.53	$221,898	5.695	355.19	706	42.92
45.01 - 50.00	$5,020,150	25	0.85	$200,806	5.046	356.06	720	47.86
50.01 - 55.00	$6,783,507	31	1.15	$218,823	5.099	358.21	702	52.63
55.01 - 60.00	$16,612,180	70	2.81	$237,317	5.246	357.19	695	57.98
60.01 - 65.00	$21,982,739	96	3.72	$228,987	5.247	357.99	690	63.51
65.01 - 70.00	$187,875,186	870	31.83	$215,948	5.307	359.35	707	69.78
70.01 - 75.00	$23,843,687	109	4.04	$218,749	5.860	357.12	681	73.94
75.01 - 80.00	$230,156,147	1,037	39.00	$221,944	6.041	357.72	691	79.84
80.01 - 85.00	$12,317,761	57	2.09	$216,101	6.674	353.94	655	84.02
85.01 - 90.00	$48,634,150	276	8.24	$176,211	7.410	347.69	670	89.71
90.01 - 95.00	$25,673,321	131	4.35	$195,980	7.026	353.03	677	94.73
95.01 - 100.00	$2,129,430	12	0.36	$177,452	6.817	358.95	699	99.04
	$590,156,569	**2,758**	**100.00**	**$213,980**	**5.889**	**357.10**	**693**	**75.53**



Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

$590,156,569 Group 2 Arm & Fixed Rate Mortgage Loans

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.000 - 2.499	$318,000	2	0.05	$159,000	2.250	357.97	781	75.16
3.000 - 3.499	$1,557,250	6	0.26	$259,542	3.356	355.54	746	66.27
3.500 - 3.999	$6,075,566	28	1.03	$216,985	3.770	357.94	724	73.22
4.000 - 4.499	$23,159,594	104	3.92	$222,688	4.246	358.52	723	67.18
4.500 - 4.999	$78,171,202	340	13.25	$229,915	4.743	358.94	721	69.17
5.000 - 5.499	$92,786,806	405	15.72	$229,103	5.224	359.46	711	70.66
5.500 - 5.999	$167,427,127	754	28.37	$222,052	5.723	359.22	694	74.64
6.000 - 6.499	$90,482,094	403	15.33	$224,521	6.214	359.15	674	78.43
6.500 - 6.999	$63,360,573	298	10.74	$212,619	6.708	359.25	671	81.76
7.000 - 7.499	$21,655,345	106	3.67	$204,296	7.201	359.27	672	84.95
7.500 - 7.999	$17,996,823	95	3.05	$189,440	7.737	359.23	664	84.92
8.000 - 8.499	$5,353,285	30	0.91	$178,443	8.167	354.79	668	87.85
8.500 - 8.999	$5,746,437	38	0.97	$151,222	8.719	331.54	674	84.45
9.000 - 9.499	$3,493,055	28	0.59	$124,752	9.239	318.48	658	85.42
9.500 - 9.999	$7,045,648	67	1.19	$105,159	9.676	288.18	677	85.79
10.000 - 10.499	$3,465,986	32	0.59	$108,312	10.181	293.08	659	88.07
10.500 - 10.999	$1,495,345	14	0.25	$106,810	10.615	291.19	637	87.50
11.000 - 11.499	$133,269	2	0.02	$66,634	11.193	293.51	640	87.28
11.500 - 11.999	$389,141	5	0.07	$77,828	11.675	225.15	632	84.76
12.500 - 12.999	$44,025	1	0.01	$44,025	12.750	301.00	591	90.00
	$590,156,569	**2,758**	**100.00**	**$213,980**	**5.889**	**357.10**	**693**	**75.53**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$348,895,985	1,701	59.12	$205,112	6.034	356.20	687	76.46
PUD	$89,880,469	438	15.23	$205,207	5.735	358.19	703	76.60
2-4 FAMILY	$76,111,264	253	12.90	$300,835	5.642	358.18	699	71.46
CND	$67,269,362	325	11.40	$206,983	5.634	358.78	707	74.42
CNDP	$5,770,465	28	0.98	$206,088	5.800	359.42	710	69.41
TWN	$1,914,025	12	0.32	$159,502	5.719	359.42	702	76.75
CNDH	$315,000	1	0.05	$315,000	5.990	360.00	731	68.47
	$590,156,569	**2,758**	**100.00**	**$213,980**	**5.889**	**357.10**	**693**	**75.53**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$332,873,638	1,613	56.40	$206,369	5.862	356.39	708	76.33
REFI/CO	$179,244,655	794	30.37	$225,749	5.889	357.89	673	73.08
REFI	$78,038,276	351	13.22	$222,331	5.999	358.30	677	77.78
	$590,156,569	**2,758**	**100.00**	**$213,980**	**5.889**	**357.10**	**693**	**75.53**

$590,156,569 Group 2 Arm & Fixed Rate Mortgage Loans

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OWNER	$430,087,362	1,970	72.88	$218,318	6.005	356.51	686	77.11
INV HM	$144,185,088	703	24.43	$205,100	5.548	359.07	714	71.27
2ND HM	$15,884,119	85	2.69	$186,872	5.818	355.19	719	71.44
	$590,156,569	**2,758**	**100.00**	**$213,980**	**5.889**	**357.10**	**693**	**75.53**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$1,209,392	16	0.20	$75,587	9.584	112.70	658	81.24
121 - 180	$212,797	3	0.04	$70,932	9.857	137.43	687	81.04
181 - 240	$551,071	7	0.09	$78,724	10.333	212.93	707	81.15
241 - 300	$11,812,923	117	2.00	$100,965	9.762	292.43	681	85.92
301 - 360	$576,370,387	2,615	97.66	$220,409	5.796	359.15	694	75.30
	$590,156,569	**2,758**	**100.00**	**$213,980**	**5.889**	**357.10**	**693**	**75.53**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$340,290,333	1,499	57.66	$227,012	5.807	358.79	695	74.94
FULL/ALT	$162,962,207	792	27.61	$205,760	5.573	358.97	691	76.13
NISA	$26,689,187	173	4.52	$154,273	7.776	332.18	694	81.46
NINA	$22,368,045	110	3.79	$203,346	6.102	355.47	707	69.17
SISA	$17,898,331	84	3.03	$213,075	6.318	353.44	669	74.69
NO RATIO	$15,086,591	75	2.56	$201,155	6.868	348.83	697	78.50
NAV	$4,861,876	25	0.82	$194,475	6.216	358.78	669	87.61
	$590,156,569	**2,758**	**100.00**	**$213,980**	**5.889**	**357.10**	**693**	**75.53**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Not Required	$1,336,312	8	0.23	$167,039	5.733	354.30	N/A	59.09
801 - 820	$5,061,192	26	0.86	$194,661	5.223	356.28	807	65.54
781 - 800	$20,519,953	98	3.48	$209,387	5.313	358.55	790	71.85
761 - 780	$38,583,035	177	6.54	$217,983	5.302	358.73	770	72.48
741 - 760	$50,586,369	238	8.57	$212,548	5.428	358.27	750	73.45
721 - 740	$58,846,417	278	9.97	$211,678	5.542	357.63	730	73.31
701 - 720	$78,561,185	372	13.31	$211,186	5.789	356.26	710	75.80
681 - 700	$94,064,976	436	15.94	$215,745	5.831	357.49	690	75.93
661 - 680	$78,925,719	364	13.37	$216,829	6.103	356.57	670	77.48
641 - 660	$73,594,643	338	12.47	$217,736	6.170	356.35	650	76.16

$590,156,569 Group 2 Arm & Fixed Rate Mortgage Loans

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
621 - 640	$56,103,237	256	9.51	$219,153	6.341	357.21	632	77.85
601 - 620	$27,524,271	134	4.66	$205,405	6.618	355.94	611	79.47
581 - 600	$3,965,018	19	0.67	$208,685	7.239	355.99	594	79.11
561 - 580	$832,272	6	0.14	$138,712	7.779	348.75	575	70.16
541 - 560	$1,116,680	6	0.19	$186,113	9.456	345.12	548	72.60
521 - 540	$191,250	1	0.03	$191,250	7.750	360.00	530	75.00
501 - 520	$344,041	1	0.06	$344,041	7.875	356.00	503	69.00
	$590,156,569	**2,758**	**100.00**	**$213,980**	**5.889**	**357.10**	**693**	**75.53**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$193,545,820	962	32.80	$201,191	6.142	353.34	695	76.32
6	$7,140,129	31	1.21	$230,327	5.325	359.07	711	70.95
7	$2,846,144	12	0.48	$237,179	5.333	358.47	750	65.56
12	$80,744,596	346	13.68	$233,366	5.525	358.81	699	72.40
24	$228,729,140	1,023	38.76	$223,587	5.913	359.23	686	76.88
30	$112,332	1	0.02	$112,332	7.500	358.00	692	90.00
36	$77,038,408	383	13.05	$201,145	5.632	358.19	702	73.61
0	**$590,156,569**	**2,758**	**100.00**	**$213,980**	**5.889**	**357.10**	**693**	**75.53**

Range of Months to Roll (Excludes 145 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 6	4	$60,599,370	270	10.52	$224,442	5.243	358.88	705	73.71
7 - 12	11	$12,056,033	57	2.09	$211,509	5.272	358.42	693	78.08
13 - 18	18	$656,142	4	0.11	$164,036	5.407	354.00	705	75.80
19 - 24	23	$324,011,928	1,460	56.23	$221,926	6.055	359.21	683	77.78
25 - 31	29	$923,538	4	0.16	$230,885	4.665	353.33	748	71.95
32 - 37	35	$78,843,981	363	13.68	$217,201	5.544	359.29	707	72.54
43 - 49	48	$140,000	1	0.02	$140,000	5.625	348.00	737	70.00
56 - 61	59	$94,712,448	436	16.44	$217,230	5.562	359.32	710	70.43
80 - 85	83	$4,296,781	18	0.75	$238,710	5.440	358.91	727	61.77
		$576,240,222	**2,613**	**100.00**	**$220,528**	**5.795**	**359.17**	**694**	**75.30**

Range of Margin (Excludes 145 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.750 - 1.999	$794,227	3	0.14	$264,742	4.673	358.48	751	82.25
2.000 - 2.249	$1,153,245	5	0.20	$230,649	4.085	358.15	722	78.06

$590,156,569 Group 2 Arm & Fixed Rate Mortgage Loans

Range of Margin (Excludes 145 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.250 - 2.499	$49,918,461	227	8.66	$219,905	5.234	358.81	721	71.39
2.500 - 2.749	$4,151,819	18	0.72	$230,657	5.608	357.56	712	77.56
2.750 - 2.999	$21,237,187	107	3.69	$198,478	5.160	358.49	718	74.33
3.000 - 3.249	$25,701,015	122	4.46	$210,664	4.990	358.67	722	73.11
3.250 - 3.499	$91,332,526	417	15.85	$219,023	5.330	359.37	748	70.74
3.500 - 3.749	$59,107,470	261	10.26	$226,465	5.621	359.45	701	74.39
3.750 - 3.999	$159,827,763	724	27.74	$220,757	5.826	359.43	675	72.95
4.000 - 4.249	$5,093,776	22	0.88	$231,535	6.235	358.70	689	77.64
4.250 - 4.499	$8,572,673	41	1.49	$209,090	6.454	359.40	657	75.48
4.500 - 4.749	$3,939,185	22	0.68	$179,054	6.898	359.08	663	80.37
4.750 - 4.999	$1,567,474	6	0.27	$261,246	7.273	358.97	673	87.78
5.000 - 5.249	$10,446,484	44	1.81	$237,420	5.998	359.19	686	76.14
5.250 - 5.499	$3,695,769	17	0.64	$217,398	6.934	359.24	671	84.26
5.500 - 5.749	$6,901,616	36	1.20	$191,712	6.515	359.12	661	81.56
5.750 - 5.999	$69,443,436	301	12.05	$230,709	6.281	359.00	670	81.18
6.000 - 6.249	$29,700,972	130	5.15	$228,469	6.630	359.00	648	84.59
6.250 - 6.499	$12,636,738	57	2.19	$221,697	6.712	358.87	647	90.97
6.500 - 6.749	$2,984,143	14	0.52	$213,153	7.384	359.03	629	91.33
6.750 - 6.999	$5,935,805	27	1.03	$219,845	6.960	358.70	636	78.60
7.000 - 7.249	$815,184	4	0.14	$203,796	8.409	359.45	643	81.12
7.250 - 7.499	$515,861	3	0.09	$171,954	8.327	359.55	588	71.34
7.500 - 7.749	$356,433	2	0.06	$178,216	8.297	358.43	604	77.84
8.250 - 8.499	$85,500	1	0.01	$85,500	9.000	360.00	629	90.00
8.500 - 8.749	$159,290	1	0.03	$159,290	8.875	360.00	702	95.00
9.250 - 9.499	$166,170	1	0.03	$166,170	9.625	360.00	677	95.00
	$576,240,222	**2,613**	**100.00**	**$220,528**	**5.795**	**359.17**	**694**	**75.30**

Range of Maximum Rates (Excludes 145 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
8.000 - 8.499	$154,000	1	0.03	$154,000	2.250	359.00	793	70.00
9.000 - 9.499	$1,639,183	7	0.28	$234,169	3.632	355.38	747	66.34
9.500 - 9.999	$16,242,470	77	2.82	$210,941	4.576	358.36	719	75.03
10.000 - 10.499	$26,239,967	128	4.55	$205,000	4.413	358.49	723	69.22
10.500 - 10.999	$76,237,689	336	13.23	$226,898	4.799	358.90	719	68.88
11.000 - 11.499	$87,564,217	373	15.20	$234,757	5.225	359.51	712	70.12
11.500 - 11.999	$146,460,355	657	25.42	$222,923	5.705	359.29	697	74.04
12.000 - 12.499	$80,547,832	359	13.98	$224,367	6.189	359.20	676	78.09
12.500 - 12.999	$70,690,994	324	12.27	$218,182	6.526	359.23	671	81.21
13.000 - 13.499	$28,514,750	131	4.95	$217,670	6.829	359.20	668	83.54
13.500 - 13.999	$22,400,229	116	3.89	$193,105	7.409	359.19	668	85.15
14.000 - 14.499	$7,535,145	39	1.31	$193,209	7.767	359.11	667	88.13
14.500 - 14.999	$6,478,489	35	1.12	$185,100	8.357	359.16	657	85.24
15.000 - 15.499	$2,634,627	15	0.46	$175,642	8.496	359.35	637	84.33

$590,156,569 Group 2 Arm & Fixed Rate Mortgage Loans

Range of Maximum Rates (Excludes 145 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
15.500 - 15.999	$1,675,925	9	0.29	$186,214	9.464	359.66	634	85.08
16.000 - 16.499	$526,447	3	0.09	$175,482	9.717	359.54	600	87.07
16.500 - 16.999	$123,139	1	0.02	$123,139	9.500	360.00	580	80.00
17.000 - 17.499	$289,875	1	0.05	$289,875	10.125	360.00	551	72.50
17.500 - 17.999	$284,890	1	0.05	$284,890	10.625	360.00	555	79.17
	$576,240,222	**2,613**	**100.00**	**$220,528**	**5.795**	**359.17**	**694**	**75.30**

Next Interest Adjustment Date (Excludes 145 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
02/05	$6,325,937	26	1.10	$243,305	4.315	357.52	715	69.69
03/05	$2,849,809	16	0.49	$178,113	5.333	358.47	704	74.92
04/05	$4,523,665	19	0.79	$238,088	5.340	358.13	702	74.33
05/05	$10,465,607	49	1.82	$213,584	4.819	358.08	716	75.79
06/05	$14,847,785	65	2.58	$228,427	5.428	359.00	710	74.65
07/05	$15,720,566	72	2.73	$218,341	5.705	359.74	699	73.31
08/05	$6,784,000	29	1.18	$233,931	5.044	359.32	688	73.03
10/05	$236,800	1	0.04	$236,800	4.075	357.00	667	79.47
11/05	$3,208,345	16	0.56	$200,522	4.350	358.00	703	79.02
12/05	$3,987,933	18	0.69	$221,552	5.738	358.15	682	78.10
01/06	$2,136,858	10	0.37	$213,686	6.089	360.00	684	76.05
02/06	$1,568,097	6	0.27	$261,350	5.689	360.00	705	77.54
07/06	$656,142	4	0.11	$164,036	5.407	354.00	705	75.80
08/06	$294,610	2	0.05	$147,305	6.058	355.00	692	86.16
09/06	$863,827	4	0.15	$215,957	6.748	356.07	610	72.79
10/06	$12,030,321	55	2.09	$218,733	5.596	357.00	692	76.10
11/06	$30,916,843	136	5.37	$227,330	5.898	358.02	683	77.50
12/06	$153,703,502	681	26.67	$225,703	6.226	359.00	673	80.79
01/07	$94,075,342	428	16.33	$219,802	5.869	360.00	698	74.54
02/07	$32,127,484	154	5.58	$208,620	6.084	360.00	683	73.79
05/07	$334,000	1	0.06	$334,000	3.375	352.00	777	51.38
06/07	$200,000	1	0.03	$200,000	4.375	353.00	730	80.00
07/07	$141,638	1	0.02	$141,638	6.000	354.00	695	95.00
08/07	$247,900	1	0.04	$247,900	5.875	355.00	752	80.00
09/07	$336,792	2	0.06	$168,396	4.919	356.00	721	79.99
10/07	$3,655,000	18	0.63	$203,056	5.548	357.03	712	77.15
11/07	$10,906,952	59	1.89	$184,864	5.193	358.00	712	73.78
12/07	$22,410,894	92	3.89	$243,597	5.359	359.01	706	70.66
01/08	$31,404,996	142	5.45	$221,162	5.661	360.00	709	72.18
02/08	$10,129,348	50	1.76	$202,587	5.987	360.00	695	74.56
01/09	$140,000	1	0.02	$140,000	5.625	348.00	737	70.00
09/09	$336,178	1	0.06	$336,178	6.125	356.00	714	90.00
10/09	$1,648,825	11	0.29	$149,893	5.451	357.00	725	77.15
11/09	$13,933,036	73	2.42	$190,864	5.500	358.00	715	74.41

$590,156,569 Group 2 Arm & Fixed Rate Mortgage Loans

Next Interest Adjustment Date (Excludes 145 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
12/09	$30,222,965	137	5.24	$220,606	5.548	359.00	718	70.36
01/10	$36,138,503	157	6.27	$230,182	5.553	360.00	706	69.14
02/10	$12,432,941	57	2.16	$218,122	5.691	360.00	698	68.50
10/11	$338,554	2	0.06	$169,277	5.605	357.58	730	80.00
11/11	$1,319,972	4	0.23	$329,993	5.466	358.00	734	54.89
12/11	$1,235,033	5	0.21	$247,007	5.081	359.00	747	54.99
01/12	$802,622	4	0.14	$200,656	5.839	360.00	709	70.41
02/12	$600,600	3	0.10	$200,200	5.494	360.00	691	69.05
	$576,240,222	**2,613**	**100.00**	**$220,528**	**5.795**	**359.17**	**694**	**75.30**

Initial Fixed Period (Excludes 145 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1	$1,562,338	8	0.27	$195,292	5.002	359.30	738	75.35
3	$8,182,596	35	1.42	$233,788	4.973	358.57	703	71.85
6	$50,854,435	227	8.83	$224,028	5.294	358.92	705	73.96
12	$11,772,833	56	2.04	$210,229	5.246	358.69	694	78.04
24	$324,951,271	1,465	56.39	$221,810	6.054	359.19	683	77.77
36	$79,767,520	367	13.84	$217,350	5.534	359.22	707	72.53
60	$94,852,448	437	16.46	$217,054	5.562	359.30	710	70.43
84	$4,296,781	18	0.75	$238,710	5.440	358.91	727	61.77
	$576,240,222	**2,613**	**100.00**	**$220,528**	**5.795**	**359.17**	**694**	**75.30**

Initial Cap (Excludes 145 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$63,573,418	283	11.03	$224,641	5.240	358.93	706	73.82
1.500	$684,738	3	0.12	$228,246	7.855	360.00	564	63.96
2.000	$10,878,230	51	1.89	$213,299	5.173	358.22	695	78.40
3.000	$464,501,927	2,102	80.61	$220,981	5.908	359.24	690	75.68
4.000	$2,879,023	19	0.50	$151,528	5.206	357.86	721	76.88
5.000	$7,143,396	43	1.24	$166,125	5.329	358.22	729	76.76
6.000	$26,579,490	112	4.61	$237,317	5.531	359.19	715	70.61
	$576,240,222	**2,613**	**100.00**	**$220,528**	**5.795**	**359.17**	**694**	**75.30**

Subsequent Cap (Excludes 145 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$499,453,609	2,274	86.67	$219,637	5.769	359.20	696	75.02
1.500	$6,478,204	28	1.12	$231,364	7.213	359.33	616	75.83

$590,156,569 Group 2 Arm & Fixed Rate Mortgage Loans

Subsequent Cap (Excludes 145 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.000	$69,923,677	309	12.13	$226,290	5.845	358.93	687	77.31
2.500	$204,832	1	0.04	$204,832	7.000	359.00	649	54.67
2.710	$179,900	1	0.03	$179,900	6.000	360.00	655	70.00
	$576,240,222	**2,613**	**100.00**	**$220,528**	**5.795**	**359.17**	**694**	**75.30**

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 5.00	$162,750	1	0.03	$162,750	5.625	360.00	751	70.00
5.01 - 10.00	$1,508,528	9	0.26	$167,614	6.004	358.60	719	79.92
10.01 - 15.00	$3,852,490	15	0.65	$256,833	5.247	359.14	726	64.41
15.01 - 20.00	$9,766,347	47	1.65	$207,795	5.336	357.81	703	71.78
20.01 - 25.00	$15,268,048	85	2.59	$179,624	5.587	359.04	699	74.88
25.01 - 30.00	$37,067,954	182	6.28	$203,670	5.654	358.98	698	73.52
30.01 - 35.00	$69,246,093	313	11.73	$221,234	5.778	358.72	687	76.15
35.01 - 40.00	$103,480,819	473	17.53	$218,776	5.833	358.92	690	76.83
40.01 - 45.00	$112,040,467	502	18.98	$223,188	5.886	358.98	689	77.04
45.01 - 50.00	$99,146,895	426	16.80	$232,739	5.766	358.95	694	75.80
50.01 - 55.00	$9,772,673	41	1.66	$238,358	5.447	358.23	697	72.12
> 55.00	$2,906,825	11	0.49	$264,257	6.955	359.66	682	76.76
Not Required	$125,936,680	653	21.34	$192,859	6.270	350.50	699	74.06
	$590,156,569	**2,758**	**100.00**	**$213,980**	**5.889**	**357.10**	**693**	**75.53**